SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
1/1/2012 to 03/31/2012	7
1/1/2011 to 03/31/2011	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
1/1/2012 to 03/31/2012	15
1/1/2011 to 03/31/2011	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the Financial Statements	29
Reports and Statements
Unqualified Independent Auditors’ Review Report	100

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 03/31/2012
Paid-in Capital
Common	1,457,970,108
Preferred	0
Total	1,457,970,108
Treasury Shares
Common	0
Preferred	0
Total	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Balance Sheet – Assets

(R$ thousand)

Code	Description	Current Quarter 3/31/2012	Previous Year 12/31/2011
1	Total assets	46,012,009	45,582,817
1.01	Current assets	8,084,172	8,886,953
1.01.01	Cash and cash equivalents	1,102,902	2,073,244
1.01.03	Trade receivables	3,746,713	3,516,800
1.01.04	Inventories	2,818,046	2,885,617
1.01.06	Recoverable taxes	385,748	296,394
1.01.08	Other current assets	30,763	114,898
1.02	Non-current assets	37,927,837	36,695,864
1.02.01	Long-term receivables	3,962,050	3,852,937
1.02.01.03	Trade receivables	10,243	10,202
1.02.01.06	Deferred taxes	1,327,664	1,300,650
1.02.01.08	Receivables from related parties	319,343	125,843
1.02.01.09	Other non-current assets	2,304,800	2,416,242
1.02.02	Investments	23,102,339	22,573,890
1.02.03	Property, plant and equipment	10,843,040	10,247,845
1.02.04	Intangible assets	20,408	21,192

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Balance Sheet – Liabilities

(R$ thousand)

Code	Description	Current Quarter 3/31/2012	Previous Year 12/31/2011
2	Total liabilities	46,012,009	45,582,817
2.01	Current liabilities	7,370,255	7,351,509
2.01.01	Payroll and related taxes	120,215	123,839
2.01.02	Trade payables	1,008,907	667,886
2.01.03	Taxes payable	154,458	122,648
2.01.04	Borrowings and financing	3,853,733	4,330,141
2.01.05	Other payables	1,994,265	1,872,865
2.01.06	Provisions	238,677	234,130
2.01.06.01	Provisions for tax, social security, labor and civil risks	230,876	225,997
2.01.06.02	Other provisions	7,801	8,133
2.02	Non-current liabilities	30,433,242	30,245,487
2.02.01	Borrowings and financing	19,222,105	19,005,495
2.02.02	Other payables	9,695,695	9,718,976
2.02.04	Provisions	1,515,442	1,521,016
2.02.04.01	Provisions for tax, social security, labor and civil risks	267,980	262,432
2.02.04.02	Other provisions	1,247,462	1,258,584
2.02.04.02.04	Pension and healthcare plan	469,027	469,027
2.02.04.02.06	Other provisions	778,435	789,557
2.03	Equity	8,208,512	7,985,821
2.03.01	Issued capital	1,680,947	1,680,947
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	7,671,620	7,671,620
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserve	5,717,390	5,717,390
2.03.04.08	Additional dividends proposed	273,492	273,492
2.03.04.10	Investment reserve	1,344,548	1,344,548
2.03.05	Retained earnings/accumulated losses	(7,496)	-
2.03.08	Other comprehensive income	(1,136,589)	(1,366,776)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 1/1/2012 to 3/31/2012	YTD Current Year 1/1/2011 to 3/31/2011
3.01	Net revenue from sales and/or services	2,409,456	2,570,165
3.02	Cost of sales and/or services	(1,887,154)	(1,726,681)
3.03	Gross profit	522,302	843,484
3.04	Operating expenses/income	(25,660)	203,013
3.04.01	Selling expenses	(68,204)	(81,102)
3.04.02	General and administrative expenses	(77,351)	(73,873)
3.04.04	Other operating income	27,929	4,809
3.04.05	Other operating expenses	(95,600)	(143,583)
3.04.06	Share of profits of affiliated companies	187,566	496,762
3.05	Profit before finance income (costs) and taxes	496,642	1,046,497
3.06	Finance income (costs)	(501,229)	(470,929)
3.06.01	Finance income	46,787	61,426
3.06.02	Finance costs	(548,016)	(532,355)
3.06.02.01	Net exchange gains (losses) on financial instruments	176,646	159,632
3.06.02.02	Finance costs	(724,662)	(691,987)
3.07	Profit before taxes on income	(4,587)	575,568
3.08	Income tax and social contribution	115,281	41,951
3.09	Profit from continuing operations	110,694	617,519
3.11	Profit/loss for the period	110,694	617,519
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.07592	0.42355
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.07592	0.42355

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter 1/1/2012 to 3/31/2012	YTD Current Year 1/1/2011 to 3/31/2011
4.01	Consolidated profit for the year	110,694	617,519
4.02	Other comprehensive income	230,187	120,664
4.02.01	Exchange differences arising on translation of foreign operations	(30,022)	(10,852)
4.02.03	Net change in fair value of available-for-sale financial assets	260,209	131,516
4.03	Consolidated comprehensive income for the year	340,881	738,183

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year 1/1/2012 to 3/31/2012	YTD Previous Year 1/1/2011 to 3/31/2011
6.01	Net cash generated by (used in) operating activities	(401,987)	226,479
6.01.01	Cash generated from operations	551,437	619,794
6.01.01.01	Profit for the year	110,694	617,519
6.01.01.02	Accrued charges on borrowings and financing	648,814	580,918
6.01.01.03	Depreciation/ depletion / amortization	221,585	176,852
6.01.01.04	Realization of available-for-sale investments	(187,566)	(496,762)
6.01.01.05	Deferred income tax and social contribution	(115,281)	(90,362)
6.01.01.06	Provision of swaps/forwards	3,519	5,254
6.01.01.07	Provision for tax, social security, labor and civil risks	12,724	8,435
6.01.01.08	Inflation adjustment and exchange differences	(176,646)	(200,788)
6.01.01.10	Proceeds from write-off and disposal of assets	1	-
6.01.01.14	Other provisions	33,593	18,728
6.01.02	Increase (decrease) in assets and liabilities	(953,424)	(393,315)
6.01.02.01	Trade receivables	(6,493)	(51,803)
6.01.02.02	Related parties reciveble	(353,833)	(255,018)
6.01.02.03	Inventories	55,276	200,655
6.01.02.04	Receivables from related parties	(5,208)	51,414
6.01.02.05	Recoverable taxes	17,826	46,473
6.01.02.07	Trade payables	(51,380)	(63,328)
6.01.02.08	Payroll and related tax	20,676	(8,849)
6.01.02.09	Taxes	18,766	82,351
6.01.02.10	Account payables with controlled company	1,090	10,775
6.01.02.11	Contingent liabilities	370	48,198
6.01.02.12	Taxes in installments - REFIS	(95,480)	(48,325)
6.01.02.13	Judicial deposits	(2,606)	(9,284)
6.01.02.14	Dividends and interest on capital	15,655	-
6.01.02.15	Interest paid	(526,719)	(338,748)
6.01.02.16	Interest on swap paid	(3,817)	(5,519)
6.01.02.17	Others	(37,547)	(52,307)
6.02	Net cash used in operating activities	(628,072)	(929,522)
6.02.01	Investments	(258,542)	(583,886)
6.02.02	Property, plant and equipment	(369,530)	(345,648)
6.02.03	Cash arrising from controlled company merger	-	12
6.03	Net cash generated by financing activities	59,717	2,114,418
6.03.01	Borrowings	939,181	2,063,201
6.03.02	Related parties borrowings	-	288,178
6.03.03	Repayments to financial institutions - principal	(851,188)	(163,038)
6.03.04	Related parties - Repayments to financial institutions	(28,262)	(73,923)
6.03.05	Dividends and interest on capital	(14)	-
6.04	Exchange rate changes on cash and cash equivalents	-	(27)
6.05	Increase (decrease) in cash and cash equivalents	(970,342)	1,411,348
6.05.01	Cash and cash equivalents at the beginning of the year	2,073,244	108,297
6.05.02	Cash and cash equivalents at the end of the year	1,102,902	1,519,645

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2012 to 3/31/2012

(R$ thousand)

Code	Description	Paid-in capital	Capital reserves, granted stock options and treasury shares	Earnings reserves	Retained earnings/(accumulated losses)	Other comprehensive income	Equity
5.01	Opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821
5.03	Adjusted opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821
5.04	Capital transactions with shareholders	0	0	0	(118,190)	0	(118,190)
5.04.07	Interest on Capital	0		0	(118,190)	0	(118,190)
5.05	Total comprehensive income	0	0	0	110,694	230,187	340,881
5.05.01	Profit for the year	0	0	0	110,694	0	110,694
5.05.02	Other comprehensive income	0	0	0	0	230,187	230,187
5.05.02.04	Translation adjustments for the year	0	0	0	0	(30,022)	(30,022)
5.05.02.09	Available-for-sale assets	0	0	0	0	260,209	260,209
5.07	Closing balances	1,680,947	30	7,671,620	(7,496)	(1,136,589)	8,208,512

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity– 1/1/2011 to 3/31/2011

(R$ thousand)

Code	Description	Paid-in capital	Capital reserves, granted stock options and treasury shares	Earnings reserves	Retained earnings/(accumulated losses)	Other comprehensive income	Equity
5.01	Opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760
5.04	Capital transactions with shareholders	0	0	0	(117,012)	0	(117,012)
5.04.07	Interest on Capital	0		0	(117,012)	0	(117,012)
5.05	Total comprehensive income	0	0	0	617,519	120,664	738,183
5.05.01	Profit for the year	0	0	0	617,519	0	617,519
5.05.02	Other comprehensive income	0	0	0	0	120,664	120,664
5.05.02.04	Translation adjustments for the year	0	0	0	0	(10,852)	(10,852)
5.05.02.08	Available-for-sale assets	0	0	0	0	131,516	131,516
5.07	Closing balances	1,680,947	30	6,119,798	500,507	(47,351)	8,253,931

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 1/1/2012 to 3/31/2012	YTD Previous Year 1/1/2011 to 3/31/2011
7.01	Revenues	3,056,051	3,217,361
7.01.01	Sales of products and services	3,052,345	3,214,209
7.01.02	Other revenues	(1)	(9)
7.01.04	Recognition/reversal of allowance for doubtful debts	3,707	3,161
7.02	Inputs purchased from third parties	(1,971,952)	(1,948,397)
7.02.01	Costs of sales and services	(1,760,504)	(1,664,311)
7.02.02	Materials, eletric power, outside services and other	(204,933)	(275,055)
7.02.03	Impairment/recovery of assets	(6,515)	(9,031)
7.03	Gross value added	1,084,099	1,268,964
7.04	Retentions	(221,585)	(176,852)
7.04.01	Depreciation, amortization and depletion	(221,585)	(176,852)
7.05	Wealth created	862,514	1,092,112
7.06	Value added received as transfer	233,807	546,838
7.06.01	Share of profits of subsidiaries	187,566	496,762
7.06.02	Finance income	46,787	61,426
7.06.03	Other	(546)	(11,350)
7.07	Wealth for distribution	1,096,321	1,638,950
7.08	Wealth distributed	1,096,321	1,638,950
7.08.01	Personnel	249,276	246,684
7.08.01.01	Salaries and wages	187,175	195,330
7.08.01.02	Benefits	39,809	40,479
7.08.01.03	Severance pay fund (FGTS)	22,292	10,875
7.08.02	Taxes and fees	187,727	261,029
7.08.02.01	Federal	122,183	193,775
7.08.02.02	State	56,998	59,790
7.08.02.03	Municipal	8,546	7,464
7.08.03	Lenders and lessors	548,624	513,718
7.08.03.01	Interest	547,633	691,535
7.08.03.02	Leases	991	30
7.08.03.03	Others	-	(177,847)
7.08.04	Shareholders	110,694	617,519
7.08.04.01	Interest on capital	118,190	117,012
7.08.04.03	Retained earnings/(accumulated losses) for the year	(7,496)	500,507

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Balance Sheet - Assets

(R$ thousand)

Code	Description	Current Quarter 3/31/2012	Previous Year 12/31/2011
1	Total assets	47,946,045	46,869,702
1.01	Current assets	20,854,785	21,944,306
1.01.01	Cash and cash equivalents	14,144,014	15,417,393
1.01.03	Trade receivables	2,019,285	1,616,206
1.01.04	Inventories	3,648,280	3,734,984
1.01.06	Recoverable taxes	693,954	584,273
1.01.08	Other current assets	349,252	591,450
1.02	Non-current assets	27,091,260	24,925,396
1.02.01	Long-term receivables	4,720,380	4,856,721
1.02.01.01	Short-term investments measured at amortized cost	116,766	139,679
1.02.01.03	Trade receivables	9,924	10,043
1.02.01.06	Deferred taxes	1,851,028	1,840,773
1.02.01.09	Other non-current assets	2,742,662	2,866,226
1.02.02	Investments	2,507,176	2,088,225
1.02.03	Property, plant and equipment	19,058,400	17,377,076
1.02.04	Intangible assets	805,304	603,374

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Balance Sheet – Liabilities

(R$ thousand)

Code	Description	Current Quarter 3/31/2012	Previous Year 12/31/2011
2	Total liabilities	47,946,045	46,869,702
2.01	Current liabilities	6,748,664	6,496,947
2.01.01	Payroll and related taxes	202,128	202,469
2.01.02	Trade payables	1,334,602	1,232,075
2.01.03	Taxes payable	357,125	325,132
2.01.04	Borrowings and financing	2,626,012	2,702,083
2.01.05	Other payables	1,917,433	1,728,445
2.01.06	Provisions	311,364	306,743
2.01.06.01	Provisions for tax, social security, labor and civil risks	296,827	292,178
2.01.06.02	Other provisions	14,537	14,565
2.02	Non-current liabilities	32,575,577	31,955,585
2.02.01	Borrowings and financing	25,783,562	25,186,505
2.02.02	Other payables	5,487,772	5,593,520
2.02.03	Deferred taxes	158,870	37,851
2.02.04	Provisions	1,145,373	1,137,709
2.02.04.01	Provisions for tax, social security, labor and civil risks	351,124	346,285
2.02.04.02	Other provisions	794,249	791,424
2.02.04.02.04	Pension and healthcare plan	469,050	469,050
2.02.04.02.06	Other provisions	325,199	322,374
2.03	Equity	8,621,804	8,417,170
2.03.01	Issued capital	1,680,947	1,680,947
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	7,671,620	7,671,620
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserve	5,717,390	5,717,390
2.03.04.08	Additional dividends proposed	273,492	273,492
2.03.04.11	Investment reserve	1,344,548	1,344,548
2.03.05	Retained earnings/accumulated losses	(7,496)	-
2.03.08	Other comprehensive income	(1,136,589)	1,366,776
2.03.09	Non-controlling interests	413,292	431,349

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 1/1/2012 to 3/31/2012	YTD Current Year 1/1/2011 to 3/31/2011
3.01	Net revenue from sales and/or services	3,895,739	3,789,008
3.02	Cost of sales and/or services	(2,752,606)	(2,232,828)
3.03	Gross profit	1,143,133	1,556,180
3.04	Operating expenses/income	(426,884)	(366,754)
3.04.01	Selling expenses	(180,995)	(120,002)
3.04.02	General and administrative expenses	(133,812)	(121,309)
3.04.04	Other operating income	12,684	15,585
3.04.05	Other operating expenses	(124,761)	(141,028)
3.05	Profit before finance income (costs) and taxes	716,249	1,189,426
3.06	Finance income (costs)	(628,161)	(518,436)
3.06.01	Finance income	107,585	139,082
3.06.02	Finance costs	(735,746)	(657,518)
3.06.02.01	Net exchange gains (losses) on financial instruments	(52,821)	(93,339)
3.06.02.02	Finance costs	(682,925)	(564,179)
3.07	Profit before taxes on income	88,088	670,990
3.08	Income tax and social contribution	4,547	(55,295)
3.09	Profit from continuing operations	92,635	615,695
3.11	Consolidated profit/loss for the period	92,635	615,695
3.11.01	Attributed to owners of the Company	110,694	617,519
3.11.02	Attributed to non-controlling interests	(18,059)	(1,824)
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.07592	0.42355
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.07592	0.42355

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter 1/1/2012 to 3/31/2012	YTD Current Year 1/1/2011 to 3/31/2011
4.01	Consolidated profit for the year	92,635	615,695
4.02	Other comprehensive income	230,187	120,664
4.02.01	Exchange differences arising on translation of foreign operations	(30,022)	(10,852)
4.02.03	Net change in fair value of available-for-sale financial assets	260,209	131,516
4.03	Consolidated comprehensive income for the year	322,822	736,359
4.03.01	Attributed to owners of the Company	340,881	738,183
4.03.02	Attributed to non-controlling interests	(18,059)	(1,824)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 1/1/2012 to 3/31/2012	YTD Previous Year 1/1/2011 to 3/31/2011
6.01	Net cash generated by (used in) operating activities	346,656	917,687
6.01.01	Cash generated from operations	1,048,845	1,374,274
6.01.01.01	Profit for the year	92,635	615,695
6.01.01.02	Accrued charges on borrowings and financing	595,052	462,403
6.01.01.03	Depreciation/ depletion / amortization	288,389	221,519
6.01.01.04	Realization of available-for-sale investments	27,087	118,175
6.01.01.05	Deferred income tax and social contribution	(55,096)	(41,375)
6.01.01.07	Provision for tax, social security, labor and civil risks	12,848	(6,450)
6.01.01.08	Inflation adjustment and exchange differences	29,253	(38,381)
6.01.01.09	Gain/(loss) on percentage changes	794	-
6.01.01.12	Other provisions	57,883	42,688
6.01.02	Increase (decrease) in assets and liabilities	(702,189)	(456,587)
6.01.02.01	Trade receivables	(126,679)	(123,176)
6.01.02.02	Inventories	167,058	187,998
6.01.02.03	Recoverable taxes	(7,890)	89,103
6.01.02.04	Trade payables	(25,359)	(27,658)
6.01.02.05	Payroll and related tax	22,538	9,537
6.01.02.06	Taxes	122,010	(11,711)
6.01.02.07	Contingent Liabilities	(465)	17,664
6.01.02.08	Receivables from jointly controlled entities	(38,856)	-
6.01.02.09	Account payables with controlled company	890	4,030
6.01.02.10	Taxes in installments - REFIS	(95,725)	(48,599)
6.01.02.11	Judicial deposits	(3,283)	(14,351)
6.01.02.13	Interest paid	(628,562)	(353,345)
6.01.02.14	Interest on swap paid	(29,356)	(117,705)
6.01.02.15	Others	(58,510)	(68,374)
6.02	Net cash used in operating activities	(1,352,860)	(1,663,848)
6.02.01	Receipt/payment in derivative transactions	(121,707)	(30,845)
6.02.02	Investments	(60,206)	(809,955)
6.02.03	Property, plant and equipment	(884,790)	(819,722)
6.02.04	Intangible	(492)	(3,326)
6.02.05	Acquisition of subsidiaries	(300,545)	-
6.02.06	Cash arrising from controlled company merger	14,880	-
6.03	Net cash generated by financing activities	(36,229)	1,788,049
6.03.01	Borrowings	1,655,728	2,129,169
6.03.02	Related parties borrowings	(885,006)	(341,120)
6.03.03	Repayments to financial institutions - principal	(806,937)	-
6.03.04	Related parties - Repayments to financial institutions	(14)	-
6.04	Exchange rate changes on cash and cash equivalents	(230,946)	(166,119)
6.05	Increase (decrease) in cash and cash equivalents	(1,273,379)	875,769
6.05.01	Cash and cash equivalents at the beginning of the year	15,417,393	10,239,278
6.05.02	Cash and cash equivalents at the end of the year	14,144,014	11,115,047

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2012 to 3/31/2012

(R$ thousand)

Code	Description	Paid-in capital	Capital reserves, granted stock options and treasury shares	Earnings reserves	Retained earnings/(accumulated losses)	Other comprehensive income	Equity	Non-controlling interests	Consolidated equity
5.01	Opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821	431,349	8,417,170
5.03	Adjusted opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821	431,349	8,417,170
5.04	Capital transactions with shareholders	0	0	0	(118,190)	0	(118,190)	0	(118,190)
5.04.07	Interest on Capital	0	0	0	(118,190)	0	(118,190)	0	(118,190)
5.05	Total comprehensive income	0	0	0	110,694	230,187	340,881	(18,059)	322,822
5.05.01	Profit for the year	0	0	0	110,694	0	110,694	(18,059)	92,635
5.05.02	Other comprehensive income	0	0	0	0	230,187	230,187	0	230,187
5.05.02.04	Translation adjustments for the year	0	0	0	0	(30,022)	(30,022)	0	(30,022)
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	260,209	260,209	0	260,209
5.06	Internal changes in equity	0	0	0	0	0	0	2	2
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	2	2
5.07	Closing balances	1,680,947	30	7,671,620	(7,496)	(1,136,589)	8,208,512	431,292	8,621,804

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2011 to 3/31/2011

(R$ thousand)

Code	Description	Paid-in capital	Capital reserves, granted stock options and treasury shares	Earnings reserves	Retained earnings/(accumulated losses)	Other comprehensive income	Equity	Non-controlling interests	Consolidated equity
5.01	Opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760	189,928	7,822,688
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760	189,928	7,822,688
5.04	Capital transactions with shareholders	0	0	0	(117,012)	0	(117,012)	0	(117,012)
5.04.07	Interest on Capital	0	0	0	(117,012)	0	(117,012)	0	(117,012)
5.05	Total comprehensive income	0	0	0	617,519	120,664	738,183	(1,824)	736,359
5.05.01	Profit for the year	0	0	0	617,519	0	617,519	(1,824)	615,695
5.05.02	Other comprehensive income	0	0	0	0	120,664	120,664	0	120,664
5.05.02.04	Translation adjustments for the year	0	0	0	0	(10,852)	(10,852)	0	(10,852)
5.05.02.08	Available-for-sale assets	0	0	0	0	131,516	131,516	0	131,516
5.06	Internal changes in equity	0	0	0	0	0	0	(228)	(228)
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	(228)	(228)
5.07	Closing balances	1,680,947	30	6,119,798	500,507	(47,351)	8,253,931	187,876	8,441,807

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 1/1/2012 to 3/31/2012	YTD Previous Year 1/1/2011 to 3/31/2011
7.01	Revenues	4,605,842	4,503,966
7.01.01	Sales of products and services	4,618,975	4,506,855
7.01.02	Other revenues	(18,332)	(4,580)
7.01.04	Recognition/reversal of allowance for doubtful debts	5,199	1,691
7.02	Inputs purchased from third parties	(2,694,338)	(2,298,684)
7.02.01	Costs of sales and services	(2,313,263)	(1,968,417)
7.02.02	Materials, eletric power, outside services and other	(373,934)	(319,708)
7.02.03	Impairment/recovery of assets	(7,141)	(10,559)
7.03	Gross value added	1,911,504	2,205,282
7.04	Retentions	(288,389)	(221,519)
7.04.01	Depreciation, amortization and depletion	(288,389)	(221,519)
7.05	Wealth created	1,623,115	1,983,763
7.06	Value added received as transfer	111,395	(117,402)
7.06.02	Finance income	107,585	139,082
7.06.03	Other	3,810	(256,484)
7.07	Wealth for distribution	1,734,510	1,866,361
7.08	Wealth distributed	1,734,510	1,866,361
7.08.01	Personnel	437,273	375,852
7.08.01.01	Salaries and wages	334,140	296,564
7.08.01.02	Benefits	72,665	61,354
7.08.01.03	Severance pay fund (FGTS)	30,468	17,934
7.08.02	Taxes and fees	466,410	479,671
7.08.02.01	Federal	331,066	367,708
7.08.02.02	State	129,447	102,024
7.08.02.03	Municipal	5,897	9,939
7.08.03	Lenders and lessors	738,192	395,143
7.08.03.01	Interest	735,268	563,726
7.08.03.02	Leases	2,924	1,631
7.08.03.03	Others	-	(170,214)
7.08.04	Shareholders	92,635	615,695
7.08.04.01	Interest on capital	118,190	117,012
7.08.04.03	Retained earnings/(accumulated losses) for the year	(7,496)	500,507
7.08.04.04	Non-controlling interests in retained earnings	(18,059)	(1,824)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Economic Overview

The global economic outlook has improved progressively following the set-back of 2011 and the risk of a sharp downturn is receding, thanks to the gradual increase in economic activity in the United States, the stabilization of the Chinese economy, which has been recording important growth, and progresses in the structural reforms in the Eurozone.

However, the global recovery will remain slow, especially in developed economies, with most of the upward contribution to boost the global economy coming from the emerging countries. The IMF’s April 2012 report projects average growth rates of 1.5% and 5.75% for the advanced and emerging economies, respectively, in 2012, an improvement over the institution’s projections of 1.2% and 5.4%, respectively, in January 2012.

USA

The U.S. economy continues to recover, recording GDP growth of 2.2% in 1Q12. In the same period, personal consumption increased by 2.9%, while exports moved up by 5.4%. The GDP upturn also helped to reduce unemployment, which fell from 8.5% at the end of 2011 to 8.2% at the close of March.

According to the FED, industrial production climbed by 5.4% in the first quarter of 2012, while manufacturing output increased by 10.4%, including an increase of almost 40% in vehicle and auto parts production. Manufacturing Purchasing Managers Index (PMI) reached 53.4 points in March, slightly higher than the 52.4 points recorded in February. The FED’s Beige Book reported level of activity between modest and moderate in all the 12 districts at the beginning of the year. In terms of foreign trade, the country posted a deficit of US$46.0 billion in February, less than the US$52.5 billion registered in January. For 2012, the IMF projects annual GDP growth of 2.1% in the USA.

Europe

Despite the adoption of important measures by some Eurozone countries in the pursuit of fiscal austerity, the retraction is likely to remain for some time in certain nations. In January, a new agreement was defined, establishing that the fiscal deficit of the Eurozone country members must not exceed 0.5% of nominal GDP.

The injection of liquidity by the European Central Bank totaling around €1 trillion in the form of long-term refinancing operations is playing a crucial role in containing the crisis in the continent, increasing the availability of credit and extending debt payment terms.

The OECD projects an average GDP retraction of 0.4% in 1Q12 in the three biggest Eurozone economies, Germany, France and Italy, followed by a reversal in the second quarter, with growth of 0.9%, led by Germany with a 1.5% expected upturn. Spain, on the other hand, reported a decline of 0.3% in 1Q12 and 4Q11, similar to the UK, which recorded GDP reduction of 0.2% and 0.3%, respectively, in the same periods.

The Eurozone manufacturing PMI reached 47.7 points in March, lower than the 49.0 points posted in February.

Inflation in the Eurozone recorded an annualized rate of 2.7% in March, according to Eurostat, above the 2% target. For 2012, the European Commission expects a rate of 2.1%.

Unemployment reached a new high in March, averaging 10.9%, affecting 17.4 million people. In the same month, Spain recorded unemployment of 24.4%, its highest figure since the beginning of the statistical series in 1996. The country is followed by Greece and Portugal, with unemployment rates of 21.7% and 15.3%, respectively.

Asia

Chinese economic activity continues to expand despite the reduction in exports and the risks associated with the real estate market. GDP increased by 8.1% in the first quarter, versus an increase of 8.9% in 4Q11, both compared with the same period in the previous years.

Official manufacturing PMI reached 53.1 points in March, versus 51.0 in February, pointing to an upturn in activity. Industrial output climbed by 11.6% in 1Q12, while retail sales moved up by 14.8%, both over 1Q11. After peaking at 6.5% in July 2011, annualized inflation fell to 3.6% in March 2012, closing the quarter at 3.8%.

According to the Japanese Central Bank, Japan’s economic recovery will be moderate and based on post-earthquake reconstruction, and the IMF expects GDP growth of 2% in 2012.  The Japanese consumer confidence index reached 40.3 points in March from 39.9 points in February, the highest figure for a year. Manufacturing PMI reached 51.5 points in March, an improvement over February’s 50.5 points.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Brazil

Brazil became the sixth biggest economy in the world in 2011 and the Central Bank’s FOCUS report expects GDP growth of 3.2% in 2012. In its report, “The Brazilian Economy in Perspective”, the Ministry of Finance declared that more important than the expansion of GDP in 2011 was its quality, highlighting the fact that investments outpaced household and government consumption, with a positive impact on the growth of production capacity.

According to the Ministry of Trade, Industry and Development (MDIC), the trade surplus totaled US$2.0 billion in March, the highest figure since March 2007 and 29.9% up on March 2011. Exports amounted to US$20.9 billion, a record for March, with China and the USA as the main destinations.

The job market also remained solid at the beginning of 2012, with unemployment falling from 6.4% in February 2011 to 5.7% in February 2012. According to the Employment and Unemployment Registry (CAGED), around 112,000 official jobs were created in March.

The inflation rate, measured by the IPCA consumer price index, stood at 1.22% in the first quarter, half the 2.44% recorded in the same period last year. According to the FOCUS report, the IPCA should fall to 5.12% in 2012.

The Consumer Confidence Index (ICC), measured by the Getúlio Vargas Foundation (FGV), moved up by 2.8% in March over February, reaching 122.7 points, the highest level since July 2011.

The Selic base rate, defined by the Monetary Policy Committee (COPOM), began 2012 at 11.00%, before falling to 9.00% in April, the lowest figure for two years. The Central Bank FOCUS report expects the Selic base rate to reach 8.50% by the end of 2012. The banking system’s stock of credit totaled R$2.03 trillion in February, equivalent to 48.8% of GDP, 0.2% up in the year. Overall default rate (individual and corporate) came to 5.8% in March, above the 5.5% recorded in December 2011.

Foreign reserves totaled US$365 billion in March, US$13 billion more than at the end of last year. According to the FOCUS report, the U.S. dollar is forecasted to close 2012 at R$1.81.

Macroeconomic Projections

	2012	2013
IPCA (%)	5.12	5.56
Commercial dollar (final) – R$	1.81	1.81
SELIC (final - %)	8.50	10.00
GDP (%)	3.23	4.30
Industrial Production (%)	1.92	3.95

Source: FOCUS BACEN                Base: May 4, 2012

Net Revenue

CSN recorded consolidated net revenue of R$3,896 million in 1Q12, 7% down on 4Q11, chiefly due to reduced iron ore sales volume and to lower prices. The lower iron ore sales reflected seasonality and the heavy rainfall in the Southeast of Brazil in 1Q12.

It is worth noting that, due to the acquisition of Stahlwerk Thüringen GmbH (SWT) on January 31, 2012, its operations were booked in CSN's consolidated results as of February.

Cost of Goods Sold (COGS)

In 1Q12, consolidated COGS reached R$2,753 million, 8% up on 4Q11, chiefly due to higher steel and mining COGS.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$315 million in the first quarter, 21% down on 4Q11, mainly due to lower iron ore freight costs and administrative provisions.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

CSN recorded an expense of R$112 million in the “Other Revenue and Expenses” line in 1Q12, practically stable as compared to the R$116 million expense reported in 4Q11.

EBITDA

Adjusted EBITDA comprises net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

In 1Q12, adjusted EBITDA came to R$1,113 million, 24% lower than in 4Q11, chiefly due to reductions in the mining and steel segments. The adjusted EBITDA margin stood at 29% in 1Q12.

Financial Result and Net Debt

The 1Q12 net financial result was negative by R$628 million, chiefly due to the following factors:

▪  Interest on loans and financing totaling R$595 million;

▪  Expenses of R$47 million with the monetary restatement of tax payment installments;

▪  Monetary and foreign exchange variations of R$52 million.

These negative effects were partially offset by returns on financial investments totaling R$66 million.

On March 31, 2012, the consolidated net debt totaled R$14.3 billion, R$1.8 billion higher than the R$12.5 billion recorded on December 31, 2011, essentially due to the following factors:

▪  Investments of R$0.9 billion in fixed assets;

▪  Acquisition of SWT in the amount of R$1.1 billion;

▪  A R$0.7 billion effect from disbursements related to debt charges;

▪  Other impacts that increased net debt by R$0.2 billion.

These effects were partially offset by 1Q12 adjusted EBITDA of R$1.1 billion.

The net debt/EBITDA ratio closed the first quarter at 2.36x, based on LTM adjusted EBITDA.

The main funding operations made by the Company in 1Q12 are listed below:

▪  An R$800 million promissory note issue;

▪  An additional US$200 million bond issue, through the reopening of bonds totaling US$1 billion issued by CSN Resources, maturing in July 2020;

▪  A loan of €120 million, through CSN Steel, for the partial financing of the SWT acquisition.

On the other hand, also in the first quarter, the Company amortized some debts, the most relevant being the amortization related to its fourth debenture issue, amounting to R$635 million.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Net Income

CSN posted consolidated net income of R$93 million in 1Q12, 89% down on 4Q11, basically due to the reduction in gross profit.

Capex

CSN invested R$882 million in 1Q12, R$549 million of which in subsidiaries or joint subsidiaries, mainly in:

✓  Transnordestina Logística: R$433 million;

✓  MRS Logística: R$70 million;

✓  Namisa: R$19 million.

The remaining R$333 million went to the parent company, mostly in the following projects:

✓  Expansion of the Casa de Pedra mine and Itaguaí Port: R$94 million;

✓  Long steel: R$93 million;

✓  Current investments: R$72 million.

Working Capital

Working capital closed 1Q12 at R$2,495 million, R$139 million down on the figure of the end of 2011. The average receivables period increased by five days, while the average supplier payment period and the average inventory turnover period narrowed by 2 days and 16 days, respectively, in comparison to 4Q11.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

WORKING CAPITAL (R$ MM)	4Q11	1Q12	Change 1Q12 x 4Q11
Assets	4,418	4,424	6
Accounts Receivable	1,559	1,787	228
Inventory (*)	2,754	2,627	(127)
Advances to Taxes	105	10	(95)
Liabilities	1,784	1,929	145
Suppliers	1,232	1,335	103
Salaries and Social Contribution	202	202	0
Taxes Payable	325	357	32
Advances from Clients	24	34	10
Working Capital	2,634	2,495	(139)

TURNOVER RATIO Average Periods	4Q11	1Q12	Change 1Q12 x 4Q11
Receivables	29	34	5
Supplier Payment	46	44	(2)
Inventory Turnover	103	87	(16)
Cash Conversion Cycle	86	77	(9)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy.  The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s Management uses adjusted EBITDA as an indicator to measure the Company’s capacity to generate recurring operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

Net revenue by segment in 1Q12 (R$ million)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The Company’s consolidated results by business segment are presented below:

R$ million								1Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Elimin./Corp	Consolidated
Net Revenue	2,399	1,194	33	248	55	87	(120)	3,896
Domestic Market	1,935	144	33	248	55	87	(120)	2,382
Foreign Market	464	1,050						1,514
Cost of Goods Sold	(2,006)	(574)	(20)	(175)	(32)	(65)	120	(2,753)
Gross Profit	393	620	13	73	22	21	0	1,143
Selling, General and Administrative Expenses	(116)	(76)	(5)	(22)	(6)	(19)	(72)	(315)
Depreciation	188	46	2	36	4	5	3	285
Adjusted EBITDA	466	590	9	88	21	8	(68)	1,113
Adjusted EBITDA Margin	19%	49%	28%	35%	39%	9%		29%

R$ million								4Q11
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Elimin./Corp	Consolidated
Net Revenue	2,361	1,628	37	261	58	90	(268)	4,167
Domestic Market	2,084	182	37	261	58	90	(259)	2,453
Foreign Market	277	1,446					(9)	1,714
Cost of Goods Sold	(1,846)	(677)	(24)	(179)	(39)	(79)	285	(2,558)
Gross Profit	515	950	13	83	20	11	17	1,608
Selling, General and Administrative Expenses	(125)	(98)	(6)	(28)	(7)	(19)	(115)	(397)
Depreciation	164	44	1	28	6	7	2	251
Adjusted EBITDA	553	896	9	83	19	0	(97)	1,463
Adjusted EBITDA Margin	23%	55%	23%	32%	32%	0%		35%

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 377 million tonnes in 1Q12, 5.8% up on 4Q11, 174 million tonnes of which from China. Existing global capacity utilization ratio also increased, moving up from 79.5% in February to 81.1% in March.

The WSA projects apparent steel consumption increase of 3.6% in 2012, to 1.4 billion tonnes. In China alone, it expects growth of 4%, with apparent consumption of 649 million tonnes.

According to the Brazilian Steel Institute (IABr), production in 1Q12 totaled 8.7 million tonnes of crude steel and 6.5 million tonnes of rolled steel, 5% and 10% up on 4Q11, respectively.

First-quarter 2012 domestic sales totaled 5.3 million tonnes, while exports amounted to 2.6 million tonnes, both of which 4% higher than the previous quarter.

Brazil’s apparent consumption of steel products reached 6.4 million tonnes in 1Q12, 7% more than in 4Q11, while imports totaled 996,000 tonnes, up by 6%.

Automotive

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

According to ANFAVEA (the Brazilian Auto Manufacturers’ Association), vehicle production totaled 739,000 units in 1Q12, 8% down on 4Q11.

Vehicle sales also recorded a decline in 1Q12 to 819,000 units, 14% less than in 4Q11, while exports fell by 3% in the same period.

Given higher default and credit restrictions, FENABRAVE (the Vehicle Distributors’ Association) revised its auto market estimates downwards, projecting growth of 3.5% in 2012, with auto and light commercial vehicle sales of around 3.5 million units, versus the previous estimate of 4.5%. Considering all automotive segments, the sector is expected to close the year with 5.8 million units sold, 3.4% up on 2011, versus the initial estimate of 5.76%. ANFAVEA, on the other hand, maintained its annual growth estimate at between 4% and 5% for 2012, despite reduced sales in 1Q12.

A study conducted by KPMG International with auto industry executives showed that Brazil could become the third largest vehicle market in 2016 and that the BRIC countries will account for 40% of global vehicle sales.

Construction

ABRAMAT (the Building Material Manufacturers’ Association) classified construction material sales in 1Q12 as “good”. Installed capacity use in the building material industry was 82% in March. The association estimates sales growth of 4.5% in 2012, fueled by the works for the World Cup and the Olympic Games.

Sinduscon (the Builders’ Association) estimates growth of 5.2% for the construction sector in 2012, with the continuity of infrastructure works.

Home Appliances

The federal government has extended the reduction in IPI (federal VAT) on white goods (refrigerators, washing machines and stoves) for another three months, in order to encourage the national industry. The tax break was originally scheduled to end in March.

In 1Q12, white goods sales climbed by close to 20% over the same period last year, according to retail representatives.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled around 1.08 million tonnes in 1Q12, 2% more than in 4Q11, while purchases increased by 8.6% to 1.1 million tonnes, leading to a slight 1.6% upturn in inventories in relation to December 2011, although turnover remained flat at 2.7 months of sales.

INDA estimates distributors’ sales growth of around 6% in 2012, over the 4.3 million tonnes sold in 2011.

Consolidated Sales Volume

Sales volume in 1Q12 reached 1.3 million tonnes, 9% up on the previous quarter. Of this volume, 79% was sold in the domestic market, 19% through overseas subsidiaries and 2% were exported.

Domestic Sales Volume

Domestic sales totaled 1.0 million tonnes, in line with 4Q11 figure.

Foreign Sales Volume

CSN’s foreign sales volume totaled 269,000 tonnes of steel products in 1Q12, 84% up on the previous quarter. Of this total, the Company’s overseas subsidiaries sold 242,000 tonnes, considering that SWT’s operations were booked in the Company’s consolidated results as of February, which increased by 117,000 tonnes the volume sold in the quarter. Direct exports reached 27,000 tonnes.

Prices

Net revenue per tonne averaged R$1,806 in 1Q12, 4% down on the quarter before, basically due to the sales mix and the higher sales through the overseas subsidiaries.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Net Revenue

Net revenue from steel operations totaled R$2,399 million in 1Q12, 2% up on 4Q11, essentially due to the increase in sales volume.

Consolidated cost of goods sold (COGS)

Steel segment COGS totaled R$2,006 million in 1Q12, 9% up on the R$1,846 million recorded in 4Q11, chiefly due to the upturn in sales volume and the higher productive inputs.

Consolidated Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$466 million in 1Q12, 16% down on the R$553 million recorded in 4Q11, due to the effects described above, accompanied by an adjusted EBITDA margin of 19%.

Production

The Presidente Vargas Steelworks (UPV) produced 1.2 million tonnes of crude steel in 1Q12, 3% less than in 4Q11 but 6% higher when compared to 1Q11 volume.

Rolled flat steel production totaled 1.1 million tonnes, down by 9% on 4Q11 but 8% higher when compared to the same period in 2011.

Production (in thousand t)	1Q11	4Q11	1Q12	Change
				1Q12 x 1Q11	1Q12 x 4Q11
Crude Steel	1,132	1,241	1,200	6%	-3%
Total Rolled Products	1,034	1,227	1,114	8%	-9%

Production Costs (Parent Company)

In 1Q12, the Presidente Vargas Steelworks’ total production costs came to R$1,597 million, 4% less than the R$1,668 million reported in 4Q11.

Raw Materials: reduction of R$104 million, due to the decline in production in the period.

Labor: labor costs declined by R$17 million.

Other production costs: increase of R$40 million due to the lower dilution of fixed costs.

Depreciation: increase of R$10 million due to new asset incorporations.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Mining

Scenario

The first quarter is normally marked by heavy rainfall in the southern hemisphere, impacting the performance of the major iron ore producers. In 1Q12, this seasonal effect was intensified in Brazil, where rainfall was heavier than usual, reflected in the 3.5% reduction in the country’s iron ore exports over 1Q11.

Fueled by strong steel output, iron ore demand in China was high in 1Q12. First-quarter Chinese imports amounted to 187.2 million tonnes, a new record and 5% up on the previous quarter. The price measured by Platts index for 62%-iron ore remained virtually flat, hovering between US$135.00 and US$150.00/dmt CFR China.

At the beginning of 2012, freight prices were impacted by reduced demand for ships, due to the rigorous winter and the Chinese New Year celebration. In addition to these recurring events, the increase in new ship supply also contributed to the reduction in freight prices.

After reaching an average of US$30/t at the close of December, spot market freight prices for the Tubarão/Qingdao route dropped to around US$20/t and remained stable in January and February. Despite the small price increase in the first half of March, freight prices closed 1Q12 at less than US$20/t.

Iron Ore Sales

In 1Q12, sales of finished iron ore products totaled 6.7 million tonnes1, 17% less than in 4Q11, due to seasonality and the heavy rainfall in the Southeast of Brazil, which critically affected iron ore production and outflow.

Of total 1Q12 sales, exports accounted for 6.5 million tonnes with 3.7 million tonnes sold by Namisa. Considering CSN’s 60% interest in Namisa, sales reached 5.2 million tonnes.

The Company’s iron ore own consumption totaled 1.5 million tonnes.

1 Sales volume includes 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$1,194 million in 1Q12, 27% less than in 4Q11, due to the reduction in sales volume and lower iron ore prices in the quarter.

Cost of goods sold (COGS)

Mining COGS came to R$574 million in 1Q12, 15% down on 4Q11, chiefly due to the reduction in sales volume.

Adjusted EBITDA

Mining segment adjusted first-quarter EBITDA totaled R$590 million, 34% down on 4Q11 due to the sales mix in the quarter and the effects previously mentioned. Adjusted EBITDA margin was 49%.

Logistics

Scenario

Railway logistics

According to the ANTF (National Rail Transport Association), Brazil’s rail network transported 475 million tonnes in 2011, five million tonnes more than in 2010. The highlight of the year was the 23.7% increase in the number of containers transported to 287,500 TEUs1, when compared to 2010.

The ANTF estimates that rail cargo transportation will reach 522 million tonnes in 2012, 9.9% up on 2011.

In terms of containers, the association estimates growth of 7.1%, expecting to reach 308,000 TEUs in 2012. Investments from concessionaires are expected to total R$5.3 billion, 15.2% more than the R$4.6 billion invested in 2011.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Port logistics

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations (organized ports and private terminals) handled 886 million tonnes of cargo in 2011, 6.2% up on 2010, with the organized ports accounting for 35% of the total.

The handling of bulk solids totaled 543 million tonnes in 2011, 7.6% more than in 2010, while bulk liquids reached 212 million tonnes, up by 0.9%. The highlight of the segment was container handling, which totaled 7.9 million TEUs, 15.7% more than in 2010.

Handled volume in Brazil’s ports is expected to reach 1.0 billion tonnes in 2012, 12% more than in 2011, also according to ANTAQ.

Analysis of Results

Railway logistics

MRS and Transnordestina’s first-quarter results had not yet been announced up to the publication of this release.

In 1Q12, net revenue from railway logistics totaled R$248 million, COGS stood at R$175 million and adjusted EBITDA amounted to R$88 million, accompanied by an adjusted EBITDA margin of 35%.

Port logistics

In 1Q12, net revenue from port logistics totaled R$33 million, COGS reached R$20 million and adjusted EBITDA stood at R$9 million, with an adjusted EBITDA margin of 28%.

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 16.4 million tonnes in 1Q12, 13.3% up on 1Q11. LTM sales through March totaled 65.7 million tonnes, 9.6% more than in the same period in the previous year.

According to Dieese (the Inter-Union Department of Statistics and Social Economic Studies), the outlook for the construction sector remains extremely positive in 2012, fueled by the growth in mortgage lending, thanks to the federal government’s Minha Casa, Minha Vida (My Home, My Life) housing program and the large infrastructure works of the Growth Acceleration Program (PAC), for the World Cup and the Olympic Games.

Analysis of Results

In 1Q12, cement sales totaled 466,000 tonnes, net revenue came to R$87 million, COGS amounted to R$65 million and adjusted EBITDA was R$8 million, with an adjusted margin of 9%.

Energy

Scenario

Brazilian electricity consumption increased by 3.9% year-on-year in 1Q12, indicating a recovery in industrial production, fueled by the operational start-up of new mineral-based companies, especially in the Midwest region, as well as a substantial contribution from the commercial segment.  In comparison with 4Q11, the Brazilian consumption increased by 1.1%, according to EPE (Brazilian Electric Power Research Company).

Given the high level of hydro plant reservoirs and the start-up of new generation projects contracted by the government, the ability of the electricity system to meet demand growth is assured, according to ONS (Brazilian Electric Power System Operator).

Analysis of Results

In 1Q12, net revenue from energy sales amounted to R$55 million, COGS totaled R$32 million and adjusted EBITDA was R$21 million, accompanied by an adjusted EBITDA margin of 39%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Capital Market

In 1Q12, CSN’s shares appreciated by 15%, slightly above the IBOVESPA’s 14% upturn in the same period. On the NYSE, CSN’s ADRs moved up by 16%, twice the 8% appreciation posted by the Dow Jones.

Daily traded volume of CSN’s shares on the BM&FBovespa averaged R$70.4 million in 1Q12, 28% more than in 4Q11. On the NYSE, daily traded volume of CSN’s ADRs averaged US$55.7 million, 44% higher than in the previous quarter.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

	4Q11	1Q12
N# of shares	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	14.98	17.22
Closing price (US$/share)	8.18	9.46
Market Capitalization (R$ million)	21,840	25,106
Market Capitalization (US$ million)	11,926	13,792
Total return including dividends and interest on equity
CSNA3 (%)	1%	15%
SID (%)	3%	16%
Ibovespa	8%	14%
Dow Jones	12%	8%
Volume
Average daily (thousand shares)	3,683	3,958
Average daily (R$ Thousand)	55,214	70,391
Average daily (thousand ADRs)	4,573	5,486
Average daily (US$ Thousand)	38,626	55,710
Source: Economática

The Annual Shareholders’ Meeting held on April 27, 2012 approved the Management’s proposal for the payment of R$1.2 billion in dividends to shareholders.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

(expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries and jointly controlled entities collectively referred to herein as "CSN" or the “Company”). The Company’s registered office social is located at Avenida Brigadeiro Faria Lima, 3400 – São Paulo, SP.

CSN is a Company with shares listed on the São Paulo Stock Exchange (BOVESPA) and the New York Stock Exchange (NYSE).  Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The main operating activities of CSN are divided into five (5) segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic packaging and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds a concession to operate TECAR, a solid bulk maritime terminal, of the 4 (four) terminals that form the Itaguaí Port, located in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•       Cement:

The Company entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite in Arcos in the State of Minas Gerais, to feed the needs of UPV and CSN Cement, and the surplus of such raw materials is sold to subsidiaries and third parties.

In 2011, the clinker used in manufacturing the cement was purchased from third parties, however, at the end of 2011, with the completion of the first stage of the Clinker plant in Arcos, Minas Gerais, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

•       Logistics:

Railroads:

CSN has equity interests in two railroad companies: MRS Logística, which manages the former Southeast  Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística, which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

Ports:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

In the State of Rio de Janeiro, the Company operates the Container Terminal known as Sepetiba Tecon at the Itaguaí Port. Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

As energy is fundamental in its production process, the Company has invested in assets for generation of electric power to guarantee its self-sufficiency.

For further details on strategic investments in the Company’s segments, see Notes 27 - Business Segment Reporting.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of preparation

The consolidated interim financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the corresponding standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities Commission) applicable to the preparation of the financial statements.

The individual interim financial statements have been prepared in accordance with the standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities Commission) applicable to the preparation of the financial statements.

The preparation of interim financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated interim financial statements, are disclosed in the notes to this report and refer to the allowance for doubtful debts, provision for inventory losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits. Actual results may differ from these estimates.

The interim financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the interim financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When both IFRSs and CPCs include the option between acquisition cost and any other measurement criterion (for example, systematic remeasurement), we used the cost criterion.

The individual and consolidated interim financial statements were approved by the Board of Directors and authorized for issue on May 10, 2012.

(b)      Consolidated interim financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated interim financial statements for the period ended March 31, 2012 and the year ended December 31, 2011 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds Diplic and Mugen:

•           Companies

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

	Equity interestl (%)
Companies	3/31/2012	12/31/2011	Main activities

Direct interest: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
Tangua Inc.	100.00	100.00	Financial transactions
International Investment Fund	100.00	100.00	Equity interests and financial transactions
CSN Minerals S. L.	100.00	100.00	Equity interests
CSN Export Europe, S.L. (1)	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Florestal Nacional S.A.	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	99.99	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
Transnordestina Logística S.A.	70.91	70.91	Railroad logistics

Indirect interest: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests
Lusosider Aços Planos, S. A.	99.94	99.94	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Finance UK Ltd	100.00	100.00	Financial transactions and equity interests
CSN Holdings UK Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH (2)	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas (3)	59.17	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A. (3)	58.08	58.08	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA (3)	58.98	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda. (3)	58.98	58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda. (3)	58.98	58.98	Production and sale of household appliances and related products
Empresa de Embalagens Metálicas - MTM do Nordeste (3)	58.98	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM (3)	58.98	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U. (4)	100.00		Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U. (4)	100.00		Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U. (4)	100.00		Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH (4)	100.00		Production and sale of long steel and related activities
CSN Steel Sections UK Limited (4)	100.00		Financial transactions, product sales and equity interests
CSN Steel Sections GmbH (4)	100.00		Financial transactions, product sales and equity interests
Gallardo Sections Czech Republic s.r.o. (4)	100.00		Financial transactions, product sales and equity interests
Gallardo Sections Polska Sp z.o.o. (4)	100.00		Financial transactions, product sales and equity interests

Direct interest: proportionate consolidation
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
Itá Energética S.A.	48.75	48.75	Generation of electric power
MRS Logística S.A.	27.27	27.27	Railroad transportation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura (5)	50.00	50.00	Provision of services

Indirect interest: proportionate consolidation
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and product sales and minerals
Aloadus Handel GmbH (2)	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company

(1)     New corporate name of CSN Export S.à.r.l., changed on August 9, 2011.

(2)     Companies acquired on November 3, 2011;

(3)     Equity interest acquired on July 12, 2011;

(4)     Companies acquired on January 31, 2012;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

(5)     Equity interest acquired on December 5, 2011.

•           Exclusive funds

	Equity
Exclusive funds	3/31/2012	12/31/2011	Main activities
Direct interest: full consolidation
DIPLIC - Fundo de investimento multimercado	100.00	100.00	Investment fund
Mugen - Fundo de investimento multimercado	100.00	100.00	Investment fund

In preparing the consolidated interim financial statements the following consolidation procedures have been applied:

Unrealized gains on transactions with subsidiaries and jointly controlled entities are eliminated to the extent of CSN’s equity interests in the related entity in the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are indications of impairment. The base date of the interim financial statements of the subsidiaries and jointly controlled entities is the same as that of the Company, and their accounting policies are in line with the policies adopted by the Company.

•          Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to determine the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and are deconsolidated from the date when such control ceases.

•          Jointly controlled entities

The financial statements of jointly controlled entities are included in the consolidated financial statements from the date when shared control starts through the date when shared control ceases to exist. Jointly controlled entities are proportionately consolidated.

•          Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of Company equity. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains and losses on disposals to non-controlling interests are also recognized directly in equity, in line item “Valuation adjustments to equity”.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(c)      Individual interim financial statements

In the individual interim financial statements, interests in subsidiaries and jointly controlled entities are accounted for by the equity method of accounting. The same adjustments are made both to the individual interim financial statements and the consolidated interim financial statements. In the case of CSN, the accounting practices adopted in Brazil, applied to the individual interim financial statements, differ from IFRS applicable to the separate financial statements only with respect to the measurement of investments in subsidiaries and associates by the equity method of accounting, which under IFRSs must be measured at cost or fair value.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

(d)      Foreign currencies

i.       Functional and presentation currency

Items included in the interim financial statements of each one of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated interim financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.      Balances and transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as of December 31, 2011 of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in equity as qualifying cash flow hedges and qualifying net investment hedges.

The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of March 31, 2012, US$1 is equivalent to R$1.8221 (R$1.8758 as of December 31, 2011), EUR 1 is equivalent to R$2.4300 (R$2.4342 as of December 31, 2011), and JPY 1 is equivalent to R$0.02211 (R$0.02431 as of December 31, 2011).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to loans and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to changes in amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in equity.

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on non-monetary financial assets, such as investments in shares classified as available-for-sale, are included in comprehensive income in equity.

iii.     Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•         Assets and liabilities in each balance sheet presented have been translated at the exchange rate at the end of the reporting period;

•         Income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates in effect at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates); and

•         All resulting exchange differences are recognized as a separate component in other comprehensive income.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in equity.  When a foreign operation is partly disposed of or sold, exchange differences previously recorded in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

(e)      Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

(f)       Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period.  The allowance for doubtful debts was recognized in an amount considered sufficient to cover any losses.  Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the allowance.

(g)      Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished products and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale.  Losses for slow-moving or obsolete inventories are recognized when considered appropriate.

Stockpiled inventories are accounted for as processed when removed from the mine.   The cost of finished products comprises all direct costs necessary to transform stockpiled inventories into finished products.

(h)      Investments

Investments in subsidiaries, jointly controlled entities and associates are accounted for by the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating revenue (or expenses) in the individual interim financial statements. In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s equity, and are only recognized in profit or loss when the investment is disposed of or written off due to impairment loss. Other investments are recognized and maintained at cost or fair value.

When necessary, the accounting policies of subsidiaries and jointly controlled entities are changed to ensure consistency and uniformity of criteria with the policies adopted by the Company.

(i)     Business combination

The acquisition method is used to account for each business combination conducted by the Company.  The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company.  The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable.  Acquisition-related costs are recognized in profit or loss, as incurred.  Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date.  The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s new assets (see note 3).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

(j)       Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 12. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since it is useful life is considered indefinite. However, if the tangible assets are mine-specific, they are depreciated over the economic useful lives for such assets. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are separately recognized as property, plant and equipment items.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Mineral rights acquired are classified as other assets in property, plant and equipment.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of exploration area historical data;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/ grade of deposits;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market studies and financial studies.

The costs for the development of new mineral deposits or capacity expansion in mines in operations are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that stripping costs are incurred.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that will increase the asset’s useful life and the useful life of which exceeds 12 months.  These parts are classified in property, plant and equipment and not in inventories.

(k)      Intangible assets

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Intangible assets comprise assets acquired from third parties, including through business combinations and/or those internally generated.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis based on the exploration or recovery periods.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the assets and liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is recognized as ‘Intangible assets’ in the consolidated financial statements. In the individual balance sheet, goodwill is included in investments. Negative goodwill is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated economic useful lives of 1 to 5 years.

(l)       Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

(m)     Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts.  Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement for the periods during which services are provided by employees.  Contributions paid in advance are recognized as an asset on condition that either cash reimbursement or reduction in future payments is available.  Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value.  Any unrecognized costs of past services and the fair values of any plan assets are deducted.  The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid.  The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan.  In calculating the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and were calculated using the same accounting method used for defined benefit pension plans. These obligations are annually evaluated by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized on a straight-line basis over the average period until the benefits become vested. When the benefits become immediately vested, the expense is recognized in profit or loss.

The Company has chosen to recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income and only registered in income statement if the plan is extinguished.

ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets.  The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

(n)      Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle a present obligation, and (iii) the amount can be reliably measured.  Provisions are determined discounting the expected future cash flows based on a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the specific risks of the liability.

(o)      Concessions

The Company has government concessions and their payments are classified as operating leases.

(p)      Share capital

Common shares are classified in equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of taxes.

When any Group company buys Company shares (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from equity attributable to owners of the Company until the shares are canceled or reissued.  When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in equity attributable to owners of the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

(q)      Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration received or receivable. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract.

(r)       Finance income and finance costs

Finance income includes interest income from funds invested (including available-for-sale financial assets), dividend income (except for dividends received from investees accounted for under the equity method in Company), gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established.  Distributions received from investees accounted for by the equity method reduce the investment value.

Finance costs comprise interest expenses on borrowings, net of the discount to present value of the provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

(s)      Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on the tax law enacted or substantially enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions assumed in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Company recognizes provisions, when appropriate, based on the estimated payments to tax authorities.

The income tax and social contribution expense comprises current and deferred taxes.  The current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items directly recognized in equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the period at tax rates that have been enacted or substantially enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they will not reverse in the foreseeable future. Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting in the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the end of the reporting period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

(t)       Earnings per share

Basic earnings per share are calculated by means of the profit for the period attributable to owners of the Company and the weighted average number of common shares outstanding in the related period.  Diluted earnings per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods.  The Company does not have any instruments potentially convertible into shares and, accordingly, diluted earnings per share are equal to basic earnings per share.

(u)      Environmental and restoration costs

The Company recognizes a provision for the costs of recovery of areas and fines when a loss is probable and the amounts of the related costs can be reliably measured.  Generally, the period for providing for the amount to be used in recovery coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate.  Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Company and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

(v)      Research and development

All these costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization.  Expenditures on research and development of new products for the period ended March 31, 2012 amounted to R$1,342 (R$1,312 for the period ended March 31, 2011).

(w)     Financial instruments

i)       Financial assets

Financial assets are classified into the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

•         Financial assets at fair value through profit or loss

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designated as cash flow hedging instruments. Assets in this category are classified in current assets.

•         Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value.  Loans and receivables are carried at amortized cost using the effective interest method.

•         Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity.  Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs.  Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•         Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category.  They are included in non-current assets when they are strategic investments of the Company, unless Management intends to dispose of the investment within up to 12 months from the end of the reporting period.  Available-for-sale financial assets are recognized at fair value.

•         Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences on monetary securities are recognized in profit or loss, while exchange differences on non-monetary securities are recognized in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income and are only recognized in profit or loss when the investment is sold or written off as a loss.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

ii)                Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•         Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria used by CSN to determine whether there is objective evidence of an impairment loss include:

•       significant financial difficulty of the issuer or counterparty;

•       a breach of contract, such as default or delinquency in interest or principal payments;

•       the issuer, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•       it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•       the disappearance of an active market for that financial asset because of financial difficulties; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

- adverse changes in the payment status of borrowers in the portfolio;

- national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset.  The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement.  If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract.  As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•         Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment.  For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including factors such as: industry and segment performance, changes in technology, and operating and financial cash flows.  If there is any of this evidence of impairment of available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from equity and recognized in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the income statement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

CSN tested for impairment its available-for-sale investment in Usiminas shares (see note 15).

iii)     Financial liabilities

Financial liabilities are classified into the following categories: measured at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, unless they have been designated as effective hedging instruments.

•       Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, and trade payables.

•         Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv)    Derivative instruments and hedging activities

•         Derivatives measured at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting.  Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Other gains (losses), net”.  Even though the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

•         Foreign exchange gains or losses on foreign operations

Any gain or loss on the instrument related to the effective portion is recognized in equity. The gain or loss related to the ineffective portion is immediately recognized in the income statement under “Other gains (losses), net”.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

(x)      Segment information

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see note 27).

(y)    Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received, when they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions that are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

(z)    New standards and interpretations issued and not yet adopted

The information on the recently issued accounting standards and interpretations did not change significantly as compared to the one disclosed in note 2 to the financial statements for the year ended December 31, 2011.

3.     BUSINESS COMBINATION

•       Acquisition of Companhia Brasileira de Latas (“CBL”)

On July 12, 2011, CSN conducted, through its wholly-owned subsidiary “Prada”, a capital increase in Companhia Brasileira de Latas (“CBL”) through the capitalization of receivables. As a result, the Company became the holder of CBL’s control, with an equity interest equivalent to 59.17% of its voting capital, represented by 784,055,451 common shares (“Acquisition”).

The acquisition of CBL’s control will generate operating and administrative synergies that will result in a decrease in production costs, logistics costs, and administrative costs.

As mentioned in note 2(i), the acquisition method was used to account for identifiable assets acquired, liabilities assumed, and non-controlling interests. Non-controlling interests in CBL equivalent to 40.83% were proportionately determined, based on the fair value of identifiable assets acquired and liabilities assumed. Some of the non-controlling shareholders are in the corporate structure of CSN’s parent group.

The purchase price of R$43,316 was allocated between identified assets acquired and liabilities assumed, measured at fair value.  The asset and liability identification process considered the intangible assets that were not recognized in the acquirees’ books. The transaction costs are represented by consulting services and lawyers’ fees totaling R$485, which have been allocated to profit or loss as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered on the acquisition of CBL’s control, and the calculation of the resulting goodwill.

	Carrying amounts	Fair value adjustments	Total fair value
Assets acquired and liabilities assumed
Current assets	62,182	(7,465)	54,717
Non-current assets (*)	44,718	89,449	134,167
Current liabilities	(144,225)	10,522	(133,703)
Non-current liabilities (**)	(567,469)	351,035	(216,434)
Total assets acquired and liabilities assumed	(604,794)	443,541	(161,253)

(*) Comprising mainly the fair value adjustment to property, plant and equipment amounting to R$90,572. Total fair value of property, plant and equipment was measured at R$123,518.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

(**) Comprising mainly the fair value adjustment to receivables from CSN amounting to R$388,640.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet were adjusted after the completion of the valuation report in December 2011.

Goodwill arising on acquisition

(-) Book value of CBL	(604,794)
(+) Fair value assets acquired and liabilities assumed	443,541
(=) Total fair value of assets acquired and liabilities assumed	(161,253)

Purchase price considered	43,316

Goodwill arising on acquisition	204,569

Goodwill arising on the acquisition comprises mainly the expected synergies generated by the business combination of Prada Embalagens with CBL.

The business combination with Companhia Brasileira de Latas, which took place on July 12, 2011, is under review of Conselho Administrativo de Defesa Econômica, or CADE (Brazilian antitrust agency).

•       Acquisition of Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L., CSN completed the acquisition of all the shares (“Shares”) of the Spanish companies (a) Dankerena Guipúzcoa, S.L. (currently named CSN Steel Holdings 2, S.L.U.) and Grupo Alfonso Gallardo Thüringen, S.L.U. (currently named CSN Steel Holdings 1, S.L.U.), holding companies that together hold 100% of the capital of the German company Stahlwerk Thüringen GmbH (“SWT”), a producer of long steel located in Unterwellenborn, Germany, specialized in the production of shapes and with installed capacity of 1.1 million metric tons of steel/year; and (b) Gallardo Sections S.L.U. (currently named CSN Steel Comercializadora, S.L.U.), a trader of SWT products, all previously held by Grupo Alfonso Gallardo, S.L.U. (“AG Group”).

The acquisition of SWT helped CSN to strengthen its role in the long steel segment, by strengthening its portfolio of world class assets.

As mentioned in note 2(i), the acquisition method was used to account for identifiable assets acquired and liabilities assumed.

The purchase price of R$300,545 (€130,939) was allocated between identified assets acquired and liabilities assumed, measured at fair value. In the purchase price identification process, the Company considered the adjustments presented below and the starting point was the transaction amount of R$1,107,482 (€482,500):

Amounts in R$
Transaction amount	1,107,482
Net debt	(860,743)
Provisions	(11,833)
Tax credits	13,555
Working capital	52,084
(=) Purchase price considered	300,545

The purchase price adjustments considered are preliminary and can be changed after the completion of the due diligence  process.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The transaction costs are represented by consulting services and lawyers’ fees totaling R$18,895, which have been included in the income statement, in general and administrative expenses, as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered in the acquisition of control of SWT and Gallardo Sections, and the calculation of the resulting goodwill.

	Carrying amounts	Fair value adjustments	Total fair value
Assets acquired
Current assets	402,121	2,536	404,657
Non-current assets (*)	192,788	731,161	923,949
Current liabilities	(263,338)		(263,338)
Non-current liabilities (**)	(846,175)	(110,055)	(956,230)
Total assets acquired	(514,604)	623,642	109,038

(*) Comprising mainly the fair value adjustment to property, plant and equipment.
(**) Refers to the deferred income tax on fair value adjustments.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet are preliminary and can be changed after the completion of the valuation report estimated for the second half of 2012.

Goodwill arising on acquisition

(+) Purchase price considered	300,545
(-) Fair value assets acquired and liabilities assumed	109,038
(=) Goodwill arising on acquisition	191,507

Goodwill arising on the acquisition was mainly based on expected future earnings, as described in note 13.

4.     RELATED-PARTY BALANCES AND TRANSACTIONS

a)     Transactions with Holding Company

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 47.86% of the voting shares.

Rio Iaco Participações S.A. holds 3.99% of CSN.

•  Liabilities

Companies	Mandatory minimum dividend	Additional dividend proposed	Interest on capital proposed	Total	Dividends	Interest on capital
Vicunha Siderurgia	443,386	130,881	56,561	630,828
Rio Iaco	36,981	10,916	4,717	52,614
Total at 3/31/2012	480,367	141,797	61,278	683,442
Total at 12/31/2011	480,367	141,797		622,164	777,706	184,987

Vicunha Siderurgia’s corporate structure is as follows (information not reviewed):

Vicunha Aços S.A. – holds 99.99% of Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 39.99% of Vicunha Steel S.A.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Rio Purus Participações S.A. – holds 60% of National Steel S.A., 59.99% of Vicunha Steel S.A. and 99.99% of Rio Iaco Participações S.A.

b)     Transactions with subsidiaries and exclusive funds

•  Assets

Companies	Trade receivables	Short-term and other investments (1)	Intercompany loans (2)	Dividends receivable	Advance for future capital increase	Derivative financial instruments (3)	Total

CSN Islands VIII Corp.						250,724	250,724
CSN Portugal, Unipessoal Lda.	890,481						890,481
CSN Europe Lda.	717,994						717,994
CSN Export Europe, S.L.	46,906						46,906
Lusosider Aços Planos, S.A.	37,375						37,375
CSN Handel GmbH	159,844						159,844
CSN Ibéria Lda.	62,152						62,152
Companhia Metalúrgica Prada	217,503				21,500		239,003
CSN Cimentos S.A.	13,743				34,825		48,568
Transnordestina Logística S.A.	3		74,091		179,891		253,985
Florestal Nacional S.A.			166,141		8,327		174,468
Sepetiba Tecon S.A.	26			8,840			8,866
CSN Energia S.A.					3,000		3,000
Estanho de Rondônia S.A.				3,625			3,625
Fundos Exclusivos		1,117,827					1,117,827
Mineração Nacional S.A.				20			20
Companhia Brasileira de Latas	62,316						62,316
Total at 3/31/2012	2,208,343	1,117,827	240,232	12,485	247,543	250,724	4,077,154
Total at 12/31/2011	1,989,352	1,345,088	239,885	14,045	49,206	374,455	4,012,031

(1) The short-term investments and the investments in exclusive funds are managed by Banco BTG Pactual. Short-term investments total R$957,286 and investments in Usiminas shares total R$160,541, both classified as available-for-sale investments.

(2) Transnordestina - R$ contracts: interest equivalent to 101.5% to 102.5% of the interbank deposit rate (CDI) with final maturity in March 2014.

      Florestal Nacional - R$ contracts: interest equivalent to 100.5% to 101.5% of CDI with final maturity in January 2013.

(3) Financial instruments contract, specifically swap between CSN and CSN Islands VIII.

Intercompany receivables arise from product sales and service transactions between the parent and its subsidiaries.

The accounts receivable of Companhia Brasileira de Latas (“CBL”) relating to commercial transactions totals R$309,135, and R$246,819 is accrued for operations for the period before the acquisition, which is reversed only when received.

•  Liabilities

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Companies	Borrowings and financing			Trade payables	Other payables	Total
	Prepayment (1)	Fixed rate notes (2)	Borrowings and Intercompany Bonds (2)

CSN Islands VIII Corp.		1,328,830				1,328,830
CSN Portugal, Unipessoal Lda.	251,461					251,461
CSN Europe Lda.			59,680			59,680
CSN Resources S.A.	1,879,814	806,640	1,744,506			4,430,960
CSN Ibéria Lda.			43,903			43,903
Estanho Rondônia S.A.					11,927	11,927
Congonhas Minérios S.A.			1,388,246			1,388,246
CSN Cimentos S.A.				410,796		410,796
Other(*)					4,481	4,481
Total at 3/31/2012	2,131,275	2,135,470	3,236,335	410,796	16,408	7,930,284
Total at 12/31/2011	2,244,927	2,270,949	3,230,699	296	17,856	7,764,727

(1)    US$ contracts - CSN Portugal: interest of 6.15% and 7.43% p.a. maturing in May 2015.

US$ contract - CSN Resources: interest of 4.07% p.a. with maturity extended to August 2022.

(2)    YEN contracts - CSN Islands VIII: interest of 5.65% p.a. maturing in December 2013.

US$ contracts - CSN Resources: interest of 4.14% p.a. maturing in July 2015.

US$ contracts - CSN Europe: semiannual LIBOR + 2.25% p.a. maturing in December 2012.

US$ contracts - CSN Resources: Intercompany bonds with interest of 9.125% p.a. maturing in June 2047.

US$ contracts - CSN Resources: interest of 2.01% to 3.99% p.a. with final maturity extended to February 2014.

         US$ contracts - CSN Ibéria: semiannual Libor + 3% p.a. with undefined maturity.

         R$ contracts - Congonhas Minérios: interest equivalent to 100.3% to 101.5% p.a. of CDI maturing in January 2013.

(*)  Other:  Companhia Metalúrgica Prada, Cia. Metalic Nordeste, Sepetiba Tecon and Companhia Brasileira de Latas.

•  Profit or loss

Companies	Revenues				Expenses
	Sales	Interest	Exchange differences	Total	Purchases	Interest	Exchange differences	Total

CSN Islands VIII Corp.			6,672	6,672		18,292		18,292
CSN Portugal, Unipessoal Lda.	54,514			54,514		3,687	34,961	38,648
CSN Europe Lda.						32	19,402	19,434
CSN Resources S.A.			128,508	128,508		51,533		51,533
CSN Export Europe, S.L.			15,781	15,781
Lusosider Aços Planos, S.A.							65	65
CSN Handel GmbH	153,259		6,585	159,844
International Investment Fund						144	1,565	1,709
CSN Ibéria Lda.	12,083			12,083		300	347	647
Companhia Metalúrgica Prada	289,572			289,572	6,708			6,708
CSN Cimentos S.A.	20,434			20,434	23,730			23,730
Cia. Metalic Nordeste	9,045			9,045	178			178
Estanho de Rondônia S.A.					9,590			9,590
Florestal Nacional S.A.		4,204		4,204
Sepetiba Tecon S.A.	1,126			1,126	215			215
Fundos Exclusivos		2,861		2,861
Congonhas Minérios S.A.						34,773		34,773
Transnordestina Logística S.A.	5	1,460		1,465
CSN Energia S.A.					54,382			54,382
Companhia Brasileira de Latas	18,568			18,568	808			808
Total at 3/31/2012	558,606	8,525	157,546	724,677	95,611	108,761	56,340	260,712
Total at 3/31/2011	624,298	3,785	113,223	741,306	20,508	196,989	9,533	227,030

The main transactions carried out by the Company with its subsidiaries are sales and purchases of products and services, which include the supply of iron ore and steel, and the provision of port services.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

c)     Transactions with jointly controlled entities

The Company’s strategic areas of mining, logistics and energy maintain equity interests in companies under joint control. The characteristics, objectives and transactions with these companies are as follows. The consolidated information is presented according to the criteria set out in note 2.

•  Assets

		Consolidated
Companies	Trade receivables	Total

Nacional Minérios S.A.	23,443	23,443
MRS Logística S.A.	118	118
Total at 3/31/2012	23,561	23,561
Total at 12/31/2011	31,741	31,741

			Parent Company
Companies	Trade receivables	Dividends receivable	Total

Nacional Minérios S.A.	58,608	622,004	680,612
MRS Logística S.A.	177	33,738	33,915
Itá Energética		12,675	12,675
Total at 3/31/2012	58,785	668,417	727,202
Total at 12/31/2011	75,815	662,197	738,012

•  Liabilities

				Consolidated
Companies	Advances from customers	Trade payables	Other payables	Total

Nacional Minérios S.A.	3,293,253		3,639	3,296,892
MRS Logística S.A.			322	322
Companhia Brasileira de Serviços e Infraestrutura		449		449
Total at 3/31/2012	3,293,253	449	3,961	3,297,663
Total at 12/31/2011	3,270,663	7,085	8,966	3,286,714

				Parent Company
Companies	Advances from customers	Trade payables	Other payables	Total
Nacional Minérios S.A.	8,233,132		9,098	8,242,230
MRS Logística S.A.			483	483
Companhia Brasileira de Serviços e Infraestrutura		898		898
Total at 3/31/2012	8,233,132	898	9,581	8,243,611
Total at 12/31/2011	8,176,658	10,618	15,845	8,203,121

Nacional Minérios: The advance from customers received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation for supply of iron ore and port services. The agreement is subject to interest rate of 12.5% p.a. and expires in September 2042.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

MRS Logística: We have recorded in other payables the amount accrued to cover contractual expenses for take or pay and block rates relating to the railroad transportation agreement.

•  Profit or loss

						Consolidated
Companies	Revenues			Expenses
	Sales	Interest	Total	Purchases	Interest	Total

Nacional Minérios S.A.	104,811		104,811	1,353	98,424	99,777
MRS Logística S.A.				53,851		53,851
Companhia Brasileira de Serviços e Infraestrutura				6,269		6,269
Total at 3/31/2012	104,811		104,811	61,473	98,424	159,897
Total at 3/31/2011	106,633	12,631	119,264	94,160	95,409	189,569

						Parent Company
Companies	Revenues			Expenses
	Sales	Interest	Total	Purchases	Interest	Total
Nacional Minérios S.A.	262,028		262,028	3,382	246,061	249,443
MRS Logística S.A.				80,699		80,699
Companhia Brasileira de Serviços e Infraestrutura				12,539		12,539
Total at 3/31/2012	262,028		262,028	96,620	246,061	342,681
Total at 3/31/2011	266,583	31,577	298,160	154,956	238,523	393,479

The main transactions carried out by the Company with its jointly controlled entities are sales and purchases of products and services, which include the supply of iron ore, the provision of port services and railroad transportation, as well as the supply of electric power for operations.

d) Other consolidated related parties

•  CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in note 29.

•  Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, of which it is the sponsor. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

•  Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to current account operations and investments in fixed-income securities.

•  Ibis Participações e Serviços

Ibis Participações e Serviços is under the control of a Board member of the Company.

•  Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The balances and transactions between the Company and these entities are as follows:

I) Assets and liabilities

Companies	Assets			Liabilities
	Banks/Short-term investments	Trade receivables	Total	Actuarial liabilities	Trade payables	Total
CBS Previdência (Note 29)				11,673	9	11,682
Fundação CSN		1,504	1,504		158	158
Banco Fibra	72		72
Usiminas (Note 11)		20,976	20,976		1,014	1,014
Panatlântica (Note 11)		24,195	24,195
Companhia de Gás do Ceará					39	39
Total at 3/31/2012	72	46,675	46,747	11,673	1,220	12,893
Total at 12/31/2011	72	54,871	54,943	11,673	531	12,204

ii) Profit or loss

Companies	Revenues		Expenses
	Sales	Total	Pension fund expenses	Purchases/ Other expenses	Total
CBS Previdência			16,243		16,243
Fundação CSN				371	371
Usiminas	37,111	37,111		1,014	1,014
Panatlântica	64,792	64,792
Ibis Participações e Serviços				2,830	2,830
Companhia de Gás do Ceará				489	489
Total at 3/31/2012	101,903	101,903	16,243	4,704	20,947
Total at 3/31/2011	152,678	152,678	15,345	18,789	34,134

e) Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and the executive officers. The following is information on the compensation of such personnel and the related balances as of March 31, 2012.

	3/31/2012	3/31/2011
	P&L	P&L
Short-term benefits for employees and officers	2,086	1,913
Post-employment benefits	27	20
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	2,113	1,933

n/a – not applicable

f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions contained in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

5.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Current
Cash and cash equivalents
Cash and banks	143,844	101,360	22,888	14,047

Short-term investments
In Brazil:
Exclusive investiment funds			957,286	1,207,318
Investment funds (*)			67,107	747,001
Government bonds	956,388	646,594
Private securities and debentures (**)	666,067	2,017,019	38,972	60,363
	1,622,455	2,663,613	1,063,365	2,014,682
Abroad:
Time deposits	12,377,715	12,652,420	16,649	44,515
Total short-term investments	14,000,170	15,316,033	1,080,014	2,059,197

Cash and cash equivalents	14,144,014	15,417,393	1,102,902	2,073,244

The funds available in the Company and subsidiaries set up in Brazil are basically invested in exclusive investment funds, with repurchase agreements backed by Brazilian government bonds with immediate liquidity. In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with leading banks.

The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and their assets collateralize possible losses on investments and transactions carried out.  The funds’ unit holders also guarantee the funds’ equity in the event of losses arising from changes in interest and exchange rates, or other financial assets.

(*)    Investment funds: the “Vértice” investment fund’s portfolio is administered and managed by Caixa Econômica Federal (CEF).

(**)   Private securities: short–term investments in consolidated amounting to R$607,394 as of March 31, 2012 (R$1,952,274 as of December 31, 2011) and in Company amounting to R$38,972 and R$60,363, respectively, backed by Bank Certificates of Deposit, which yield pegged to the Interbank Certificates of Deposit rate (CDI).

Debentures: investments in consolidated amounting to R$58,673 as of March 31, 2012 (R$64,745 as of December 31, 2011), of jointly controlled entity MRS, which yield interest pegged to the Interbank Certificates of Deposit rate (CDI).

6.     TRADE RECEIVABLES

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

		Consolidated		Parent Company
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Trade receivables
Third parties
Domestic market	1,069,663	982,129	678,928	675,297
Foreign market	836,332	701,807	8,278	4,869
Allowance for doubtful debts	(119,218)	(124,939)	(97,179)	(101,407)
	1,786,777	1,558,997	590,027	578,759
Related parties (Note 4 - b and c)			2,267,128	2,065,167
	1,786,777	1,558,997	2,857,155	2,643,926

Other receivables
Dividends receivable (Note 4 - b and c)			680,902	676,242
Receivables from subsidiaries and jointly controlled entities	1,826	1,557	168,432	163,248
Other receivables	230,682	55,652	40,224	33,384
	232,508	57,209	889,558	872,874
	2,019,285	1,616,206	3,746,713	3,516,800

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 14 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$319,846 as of March 31, 2012 (R$262,367 as of December 31, 2011), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Opening balance	(124,939)	(117,402)	(101,407)	(99,023)
Allowance for losses on trade receivables	(1,803)	(20,005)	(1,483)	(11,628)
Recovery of receivables	7,524	12,468	5,711	9,244
Closing balance	(119,218)	(124,939)	(97,179)	(101,407)

7.     INVENTORIES

		Consolidated		Parent Company
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Finished products	1,029,383	997,128	785,018	714,688
Work in process	808,424	776,918	689,562	680,997
Raw materials	721,512	847,598	554,766	693,155
Storeroom supplies	931,454	897,940	746,358	724,529
Iron ore	157,507	215,400	42,342	72,248
	3,648,280	3,734,984	2,818,046	2,885,617

Changes in the allowance for inventory losses are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

		Consolidated		Parent Company
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Opening balance	(83,145)	(64,115)	(77,814)	(61,702)
Allowance for obsolete or slow-moving inventories	(6,522)	(19,030)	(6,233)	(16,112)
Closing balance	(89,667)	(83,145)	(84,047)	(77,814)

Allowances for certain items considered obsolete or slow-moving were recognized.

As of March 31, 2012, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$144,483 130,341 as of December 31, 2011), as described in note 10.

8.     OTHER CURRENT ASSETS

The group of other current assets is comprised as follows:

		Consolidated		Parent Company
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Prepaid taxes	3,419	104,733		104,064
Unrealized gains on derivatives (Note 15)	26,801	55,115
Guarantee margin on financial instruments (Note 15 V)	268,986	407,467
Prepaid expenses	50,046	24,135	30,763	10,834
	349,252	591,450	30,763	114,898

9.     INCOME TAX AND SOCIAL CONTRIBUTION

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

		Consolidated		Parent Company
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Income tax and social contribution income (expenses)
Current	(50,549)	(96,670)		(48,411)
Deferred	55,096	41,375	115,281	90,362
	4,547	(55,295)	115,281	41,951

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

		Consolidated		Parent Company
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Profit before income tax and social contribution	88,088	670,990	(4,587)	575,568
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(29,950)	(228,137)	1,560	(195,693)
Adjustment to reflect effective rate:
Interest on capital benefit	40,185	39,784	40,185	39,784
Share of profits (losses) of associates			63,408	183,511
Income subject to special tax rates or untaxed	(21,946)	123,576
Tax incentives	20	1,927		1,927
Other permanent deductions (additions)	16,238	7,555	10,128	12,422
Income tax and social contribution in profit (loss) for the period	4,547	(55,295)	115,281	41,951
Effective tax rate	-5%	8%	-2,513%	-7%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the carrying amounts in the interim financial statements.

		Consolidated		Parent Company
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Deferred tax assets
Income tax loss carryforwards	626,559	425,406	459,222	392,991
Social contribution loss carryforwards	179,602	157,858	165,605	141,445
Temporary differences	1,044,867	1,257,509	702,837	766,214
- Provisions for tax, social security, labor and civil risks	228,043	211,835	217,153	200,225
- Allowance for asset impairment losses	50,431	60,930	25,911	24,544
- Allowance for inventory losses	41,316	30,814	30,407	28,048
- Allowance for gains/losses on financial instruments	198,666	253,985	147,686	192,226
- Accrued pension plan payments	144,066	144,066	144,297	144,297
- Accrued interest on capital	40,265	74	40,265	74
- Allowance for long-term sales	1,221	1,221	1,221	1,221
- Accrued supplies and services	59,650	67,445	53,102	64,689
- Allowance for doubtful debts	35,765	45,342	32,371	41,854
- Goodwill on merger	232,095	371,153	20,062	23,406
- Other	13,349	70,644	(9,638)	45,630
Non-current assets	1,851,028	1,840,773	1,327,664	1,300,650

Diferido Passivo
- Adjustment of useful life of PP&E	53,830	37,776
- Business combination	125,586	17,960
- Other	(20,546)	(17,885)
Non-current liabilities	158,870	37,851

Related to a sole jurisdiction, thus presented at net amounts.

Some Group companies recognized tax credits on income tax and social contribution loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets are reviewed quarterly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

Certain CSN subsidiaries have tax assets amounting to R$771,212 and R$248,399, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, of which R$9,709 expires in 2013, R$695 in 2014, R$27,928 in 2015, R$15 in 2016, R$46 in 2017 and R$42,874 in 2025.  The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The tax benefit of goodwill of Nacional Minérios S.A., which arose on the merger of Big Jump in July 2009, amounted to R$1,391,858. Up to March 31, 2012 a total amount of R$742,325 (R$672,732 up to 2011) had been realized, leaving a remaining amount of R$649,533, which will be realized through 2014. The realization will amount to R$208,779 from April to December 2012, R$278,372 in 2013, and R$162,382 in 2014.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The undistributed profits of the Company’s foreign subsidiaries have been invested and will continue to be indefinitely invested in their operations.  These undistributed profits of the Company’s foreign subsidiaries amounted to R$8,438,371 as of March 31, 2012 (R$8,033,902 as of December 31, 2011).

(c)   Income tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are as follows:

		Consolidated		Parent Company
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Income tax and social contribution
Actuarial gains on defined benefit pension plan	163,931	163,931	163,867	163,867
Changes in fair value of available-for-sale financial assets	142,437	241,484	91,457	179,725
Exchange differences arising on translation of foreign operations	425,510	425,510	425,510	425,510

(d)   Tax incentives

The Company enjoys Income Tax incentives based on the legislation in effect, such as: Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, and Funds for the Rights of Children and Adolescents. As of March 31, 2012, these tax incentives total R$34 (R$1,914 as of December 31, 2011).

10.   OTHER NON-CURRENT ASSETS

The group of other non-current assets is comprised as follows:

		Consolidated		Parent Company
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Judicial deposits (Note 19)	1,785,497	1,760,814	1,704,457	1,683,775
Recoverable taxes (*)	254,561	257,977	98,748	101,859
Prepaid expenses	104,614	115,853	23,815	24,560
Unrealized gains on derivatives (Note 15)	250,724	376,344	250,724	374,455
Iron ore inventories	144,483	144,483	144,483	144,483
Northeast Investment Fund - FINOR	47,754	47,754	46,292	46,292
Other	155,029	163,001	36,281	40,818
	2,742,662	2,866,226	2,304,800	2,416,242

(*) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period.

11.   INVESTMENTS

a)     Direct equity interests in subsidiaries and jointly controlled entities

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

							3/31/2012	3/31/2011				12/31/2011
Companies				Profit				Profit
	Number of shares		%	(loss)				(loss)%
	(in units)		Direct	for the				for the	Direct
	Common	Preferred	interest	period	Assets	Liabilities	Equity	period	interest	Assets	Liabilities	Equity
CSN Islands VII Corp.	20,001,000		100.00	(2,450)	396,096	373,079	23,017	(1,557)	100.00	407,707	382,240	25,467
CSN Islands VIII Corp.	2,501,000		100.00	16,899	1,340,481	1,280,382	60,099	(475)	100.00	1,452,511	1,409,311	43,200
CSN Islands IX Corp.	3,000,000		100.00	(97)	744,662	743,500	1,162	1,448	100.00	786,167	784,908	1,259
CSN Islands X Corp.	1,000		100.00	981	55	39,852	(39,797)	632	100.00	70	40,847	(40,777)
CSN Islands XI Corp.	50,000		100.00	(261)	1,373,544	1,367,279	6,265	(137)	100.00	1,438,225	1,431,699	6,526
CSN Islands XII Corp.	1,540		100.00	(23,532)	1,658,168	1,820,832	(162,664)	(26,823)	100.00	1,735,094	1,874,226	(139,132)
Tangua Inc.	10		100.00	(681)	23,302		23,302	(469)	100.00	23,983		23,983
International Investment Fund	50,000		100.00	(1,094)	111		111	925	100.00	39,565	24,265	15,300
CSN Minerals S. L.	131,649,926		100.00	212,846	3,118,229	1,600	3,116,629	144,771	100.00	2,906,449	2,666	2,903,783
CSN Export Europe, S.L.	35,924,748		100.00	(14,012)	738,975	50,276	688,699	51,274	100.00	802,447	99,735	702,712
CSN Metals S.L.	256,951,582		100.00	(14,968)	1,131,293	5,663	1,125,630	(10,520)	100.00	1,147,456	6,682	1,140,774
CSN Americas S.L.	151,877,946		100.00	45,068	1,439,266	5,541	1,433,725	26,849	100.00	1,394,255	5,598	1,388,657
CSN Steel S.L.	1,204,072,527		100.00	(114,377)	4,254,749	574,533	3,680,216	(63,009)	100.00	4,042,029	268,566	3,773,463
Sepetiba Tecon S.A.	254,015,053		99.99	4,378	230,474	28,014	202,460	8,123	99.99	224,793	26,711	198,082
Mineração Nacional S.A.	1,000,000		99.99	20	1,109	22	1,087	22	99.99	1,090	23	1,067
CSN Aços Longos S. A.(*)								(334)
Florestal Nacional S.A.	15,474,625		99.99	(15,310)	454,423	707,228	(252,805)	(16,051)	99.99	386,218	681,574	(295,356)
Estanho de Rondônia S.A.	34,236,307		99.99	935	43,404	12,694	30,710	5,386	99.99	41,692	11,918	29,774
Cia Metalic Nordeste	92,293,156		99.99	262	156,968	40,370	116,598	5,247	99.99	156,915	40,579	116,336
Companhia Metalúrgica Prada	3,877,929		99.99	(34,909)	544,244	317,664	226,580	1,925	99.99	527,885	276,475	251,410
CSN Cimentos S.A.	3,589,478,498		99.99	(3,464)	1,248,096	166,726	1,081,370	817	99.99	1,221,115	157,207	1,063,908
INAL Nordeste S. A.(**)								(1,747)
Congonhas Minérios S.A.	64,610,863		99.99	(6,211)	2,063,900	2,071,309	(7,409)	(5,148)	99.99	2,014,364	2,015,562	(1,198)
CSN Energia S.A.	26,123		99.99	(12,397)	17,858	14,013	3,845	(372)	99.99	30,042	13,800	16,242
Transnordestina Logística S.A.	1,792,784,817	778,436,373	70.91	(13,575)	4,423,829	2,877,623	1,546,206	(10,699)	70.91	4,076,080	2,516,299	1,559,781
Nacional Minérios S.A.	475,067,405		60.00	201,438	13,935,561	1,645,998	12,289,563	591,006	60.00	13,857,646	1,684,561	12,173,085
Itá Energética S.A.	520,219,172		48.75	22,035	809,450	161,932	647,518	14,093	48.75	801,335	162,812	638,523
MRS Logística S.A.	188,332,687	151,667,313	27.27	98,650	5,597,600	3,201,621	2,395,979	142,437	27.27	5,542,786	3,243,844	2,298,942
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146		50.00	(12)	6,250	4,388	1,862

(*) Merged on January 28, 2011

(**) Merged on May 30, 2011

The number of shares, the profit or loss for the period, and the equity refer to 100% of the companies’ performance.

b)     Changes in investments in subsidiaries and jointly controlled entities

	3/31/2012	12/31/2011
Opening balance of investments	22,573,890	17,023,295
Opening balance of allowance for losses	(476,463)	(140,875)
Capital increase/acquisition of shares	60,206	3,240,582
Dividends	(20,452)	(853,316)
Share of profits of associates	187,566	4,397,137
Comprehensive income (*)	315,363	(1,281,507)
Merger of subsidiary (**)		(290,789)
Other	(445)	2,900
Closing balance of investments	23,102,339	22,573,890
Closing balance of allowance for losses	(462,674)	(476,463)

(*) Refers to the mark-to-market of investments classified as available-for-sale and the translation into the presentation currency, and, as described in note 11.f), the Company disposed of its interest in Riversdale;

(**) Merger of CSN Aços Longos on January 28, 2011 and Inal Nordeste on May 30, 2011.

c)     Additional information on the main operating subsidiaries

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

•       SEPETIBA TECON

It is engaged in operating Container Terminal No. 1 of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. The terminal is connected to UPV by the Southeast railroad network, the concession of which is granted to MRS Logística. The services provided are handling and storage of containers, steel products and cargo in general, among other products and services related to container washing, maintenance and sanitization.

•       ESTANHO DE RONDÔNIA - ERSA

Headquartered in the State of Rondônia, this subsidiary operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. In Itapuã do Oeste, where the mining business unit is based, it mines cassiterite (tin ore) while in Ariquemes it operates a foundry to obtain metallic tin, the raw material used by UPV for the production of tin plates.

•       CIA. METALIC NORDESTE

Headquartered in Maracanaú, State of Ceará, it is engaged in manufacturing metal containers basically sold to beverage industry. Its production is mainly sold in Brazil’s North and Northeastern market, and the lid surplus is sold in the foreign market.

It operating unit has two different production lines: Cans, using as raw material tine-coated steel supplied by the parent company and Lids, using as raw material aluminum.

•       COMPANHIA METALÚRGICA PRADA

Steel containers

Companhia Metalúrgica Prada in engaged in the manufacture and sale of steel containers, producing the best and safest cans, pails and spray cans. It supplies containers and lithography services to the main companies in the chemical and food industries.

On July 12, 2011, Companhia Metalúrgica Prada conducted a capital increase in Companhia Brasileira de Latas (“CBL”)  through the capitalization of debentures and other receivables. As a result, Companhia Metalúrgica Prada became the holder of CBL’s control, with an equity interest equivalent to 59.17% of its voting capital.

Companhia Brasileira de Latas is engaged in the manufacturing of steel containers supplied to the main companies in the chemical and food industries.

Distribution

The Distribution unit is engaged in the processing and distribution of steel sheet and plates and has a diversified product line. It supplies spools, rolls, plates, stripes, blanks, metal sheets, shapes, tubes, tiles, and other products to different manufacturing industries, from automotive to construction. It is also specialized in providing steel processing services, meeting the demand from nationwide companies.

•       CSN CIMENTOS

Headquartered in Volta Redonda, State of Rio de Janeiro, it is engaged in the production and sale of cement and uses as one of its raw materials the blast furnace slag from the pig iron production of UPV. CSN Cimentos started to operate on May 14, 2009.

At the beginning of 2011, CSN Cimentos started manufacturing clinker in its Arcos plant, in Minas Gerais. In January 2012, CSN acquired the trading unit of CSN Cimentos in Arcos, MG. As a result, the clinker plant is now a branch of CSN.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

•       CSN ENERGIA

It is primarily engaged in the distribution and sale of electric power surpluses generated by CSN and companies, consortiums or other ventures in which the Company holds equity interests.

•         TRANSNORDESTINA LOGÍSTICA

It is primarily engaged in the operation and development of the railroad freight transportation public service in the Northeast of Brazil network.

As of March 31, 2012, CSN held 70.91% of the Company’s share capital.

d)     Investments in jointly controlled entities

The balances of the balance sheets and income statements of the companies under shared control are stated below and have been consolidated into the Company’s financial statements according to the percentage equity interests described in item (b) of note 2.

			3/31/2012			12/31/2011
Balance Sheet	Nacional Minérios (*)	Itá Energética	MRS Logística	Nacional Minérios (*)	Itá Energética	MRS Logística
Current assets	4,495,679	99,029	879,700	4,155,543	81,729	917,291
Non-current assets	9,470,797	710,421	4,717,900	9,526,804	719,606	4,625,495
Long-term receivables	8,337,616	43,958	313,047	8,422,434	44,239	336,439
Investments, PP&E and intangible assets	1,133,181	666,463	4,404,853	1,104,370	675,367	4,289,056
Total assets	13,966,476	809,450	5,597,600	13,682,347	801,335	5,542,786

Current liabilities	1,445,685	112,673	978,569	1,260,068	100,175	1,108,938
Non-current liabilities	299,039	49,259	2,223,052	307,352	62,637	2,134,906
Equity	12,221,752	647,518	2,395,979	12,114,927	638,523	2,298,942
Total liabilities and equity	13,966,476	809,450	5,597,600	13,682,347	801,335	5,542,786

			3/31/2012			3/31/2011
Income Statements	Nacional Minérios (*)	Itá Energética	MRS Logística	Nacional Minérios (*)	Itá Energética	MRS Logística
Net revenue	798,717	63,417	705,374	933,661	58,373	649,573
Cost of sales and services	(668,129)	(16,644)	(475,026)	(484,459)	(19,345)	(371,485)
Gross profit	130,588	46,773	230,348	449,202	39,028	278,088
Operating (expenses) income	(101,582)	(12,513)	(56,174)	(8,362)	(13,292)	(15,803)
Finance income (costs), net	278,800	(883)	(28,499)	258,174	(4,327)	(45,644)
Profit before income tax and social contribution	307,806	33,377	145,675	699,014	21,409	216,641
Current and deferred income tax and social contribution	(116,021)	(11,342)	(47,025)	(122,251)	(7,316)	(74,204)
Profit for the period	191,785	22,035	98,650	576,763	14,093	142,437

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

•       NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, State of Minas Gerais, this company is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets for sale of its products. Its major operations are carried out in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

CSN holds and consolidates proportionately 60% of Namisa.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

•       ITÁ ENERGÉTICA S.A. - ITASA

Itasa is a corporation originally created to carry out the construction of the Itá hydroelectric power plant: contracting for the supply of goods and services necessary to carry out the project and raising funds, including posting the corresponding guarantees.

CSN holds 48.75% of Itasa’s share capital.

•       MRS LOGÍSTICA

This subsidiary is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Network, located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A.- RFFSA, which was privatized on September 20, 1996.

In 2008 CSN transferred to Namisa in the form of a capital contribution a 10% equity interest of MRS, decreasing its direct interest from 32.93% to 22.93% and held its indirect interests of 6% through Namisa, a proportionately consolidated entity.

In addition to this, in 2010, CSN held indirect interest of 4.34% through International Investment Fund (IIF). In December 2011 the company acquired 4.34% of the shares held by IIF.

In March 31, 2012, the Company held total direct interest of 27.27% and indirect interest of 6% in MRS’s share capital.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

Igarapava Hydroelectric Power Plant is located in Rio Grande, in the city of Conquista, State of Minas Gerais, with installed capacity of 210 MW. It consists of 5 bulb type generating units and is considered a major mark for power generation in Brazil.

CSN holds 17.92% of investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of March 31, 2012 is R$31,460 (R$31,751 as of December 31, 2011) and the amount of the expense attributable to CSN is R$1,270 (R$1,452 as of March 31, 2011).

•       COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA

In December 2011, CSN subscribed to 1,876,146 common shares, corresponding to 50% of the capital of CBSI - Companhia Brasileira de Serviços de Infraestrutura (“CBSI”). The investment is the result of a joint venture between CSN and CKLS Serviços Ltda. Based in the city of Araucária, Paraná, CBSI is primarily engaged in providing services to subsidiaries, associates, controlling companies and third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

e)     Additional information of indirect interests held abroad

•          COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities of the liquidated Heartland Steel Inc., headquartered in Wilmington, State of Delaware, USA, it has an industrial plant in Terre Haute, State of Indiana, USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Americas, a subsidiary of CSN.

•          LUSOSIDER

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year, Lusosider is the only Portuguese steel company to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company provides in Paio Pires an installed capacity of around 550,000 metric tons per year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate. Products manufactured by Lusosider may be used in the packaging industry, civil construction (pipes and metallic structures), and in home appliance components.

•          STAHLWERK THÜRINGEN GMBH (SWT)

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L.U., CSN acquired the company Stahlwerk Thüringen Gmbh, as mentioned in note 3.

Stahlwerk Thüringen Gmbh was incorporated in 1992, from the discontinued Maxhütte steel industrial complex, in Unterwellenborn, Germany, and produces steel shapes for construction, in accordance with international quality standards. It main raw material is steel scrap and its installed capacity is 1.1 million metric tons of steel/year.

f)      Other investments

•       RIVERSDALE MINING LIMITED - Riversdale

On April 20, 2011, the Company adhered to the tender offer of Riversdale Mining Limited (“Riversdale”) shares conducted by Rio Tinto. Therefore, the Company sold 100% of its equity interest held in Riversdale’s share capital, corresponding to 47,291,891 shares at the price of A$16.50 per share, totaling A$780,316.

•       PANATLÂNTICA

On January 5, 2010, the Company’s Board of Directors approved the acquisition of common shares representing 9.39% of the share capital of Panatlântica S.A., a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is carried at fair value.

CSN currently holds 9.40% of Panatlântica’s total share capital.

•       USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations. USIMINAS produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, to be sold in the domestic market and also for exports. It also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. USIMINAS also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, ports, as well as in locations strategic for the shipment of its production.

As of March 31, 2012, the Company reached holdings of 11.97% in common shares and 20.14% in preferred shares of Usiminas’ share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“Bovespa”: USIM3 and USIM5).

The breakdown of consolidated investments is as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

		Consolidated
	3/31/2012	12/31/2011
Panatlântica	13,812	12,030
Usiminas	2,491,865	2,077,277
Other	1,499	(1,082)
	2,507,176	2,088,225

12.   PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2011	194,584	1,455,120	7,624,955	33,402	7,056,319	1,012,696	17,377,076
Effect of foreign exchange differences	585	905	10,678	11	56	433	12,668
Acquistion through business combination	22,814	85,578	775,269	4,909	1,080	74,181	963,831
Acquistions					884,790		884,790
Capitalized interest					102,526		102,526
Disposals		(30)	(135)	(5)	(507)	(117)	(794)
Depreciation		(12,237)	(248,356)	(1,446)		(23,343)	(285,382)
Transfers to other categories of assets	2,117	5,011	242,342	1,349	(307,693)	56,874
Transfers to intangible assets					(811)	(787)	(1,598)
Other			502		(533)	5,314	5,283
Balance at March 31, 2012	220,100	1,534,347	8,405,255	38,220	7,735,227	1,125,251	19,058,400

					Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2011	102,673	804,309	5,845,184	25,313	3,140,332	330,034	10,247,845
Acquistions					743,203		743,203
Capitalized interest					67,011		67,011
Disposals				(1)			(1)
Depreciation		(7,028)	(209,177)	(1,117)		(3,209)	(220,531)
Transfers to other categories of assets	995	135,772	308,934	1,263	(451,094)	4,130
Transfers to intangible assets					(270)		(270)
Other			477		(494)	5,800	5,783
Balance at March 31, 2012	103,668	933,053	5,945,418	25,458	3,498,688	336,755	10,843,040

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers. In the Parent Company, it also includes leasehold improvements, vehicles, hardware, mines and fields and replacement storeroom supplies.

The breakdown of the projects comprising construction in progress is as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

	Consolidated
	Project objective	Start date	Scheduled completion		3/31/2012	12/31/2011
Logistics
	1,728 km expansion of the Transnordestina railroad mainly for the transportation of iron ore, limestone, soybeans, cotton, sugarcane, fertilizers, oil and fuels.	2009	2014		3,928,089	3,489,871
	Expansion of MRS's capacity and current investments for maintenance of current operations.				182,566	290,410
	Current investments for maintenance of current operations.				16,037	15,479
					4,126,692	3,795,760
Mining
	Expansion of Casa de Pedra Mine production capacity to 42 Mtpa.	2007	2012/13	(1)	1,398,639	1,322,433
	Expansion of TECAR to permit an annual exportation of 60 Mtpa.	2009	2013		498,149	425,134
	Expansion of Namisa production capacity to 39 Mtpa.	2008	2015/16		164,089	137,059
	Current investments for maintenance of current operations.				10,646	46,421
					2,071,523	1,931,047
Steel
	Implementation of the long steel mill in the states of Rio de Janeiro, Minas Gerais and São Paulo for production of rebar and wire rod.	2008	2013	(2)	985,108	907,521
	Current investments for maintenance of current operations.				376,231	256,718
					1,361,339	1,164,239
Cement
	Construction of cement plants in the Northeast and South regions, and in Arcos, MG.	2011	2013	(3)	134,158	132,986
	Construcion of clinquer plant in the city of Arcos, MG.	2007	2012	(4)	36,131	27,536
	Current investments for maintenance of current operations.				5,384	4,751
					175,673	165,273
Total construction in progress					7,735,227	7,056,319

(1)  Expected date for completion of the 40 Mtpa and 42 Mtpa Stages

(2)  Expected date for completion of the Rio de Janeiro unit

(3)  Expected date for completion of new grinding in Arcos - MG

(4)  Start-up in March 2011, expected date for the completion of construction works: second half of 2012.

The costs classified in construction in progress comprise basically the acquisition of services, purchase of parts to be used as investments for improvement of performance, upgrading of technology, enlargement, expansion and acquisition of assets that will be transferred to the relevant line items and depreciated as from the time they are available for use.

The costs incurred to refurbish and replace property, plant and equipment items totaled R$72,301 as of March 31, 2012 (R$170,957 as of December 31, 2011), which were capitalized and will be depreciated over the period until the next maintenance event.

Other repair and maintenance expenses are charged to operating costs and expenses when incurred.

In view of the need to review the useful lives at least every financial year, in 2011 management performed the review for all the Company’s units.  As a result, the estimated useful lives for the current year are as follows:

	Consolidated	Parent Company
Buildings	46	44
Machinery, equipment and facilities	13	13
Furniture and fixtures	10	10
Other	34	13

a)      As of March 31, 2012, the Company capitalized borrowing costs amounting to R$102,526 (R$70,868 as of March 31, 2011) in consolidated and R$67,011 (R$46,523 as of March 31, 2011) in Company (see note 26). These costs are basically estimated for mining, cement, long steel and Transnordestina projects, mainly relating to: (i) Casa de Pedra Mine expansion; (ii) construction of the cement plant in Volta Redonda, RJ, and the clinker plant in the city of Arcos, MG; (iii) construction of the long steel mill in the city of Volta Redonda, RJ; and (iv) extension of Transnordestina railroad, which will connect the countryside of the northeast region to the Suape, State of Pernambuco, and Pecém, State of Ceará, ports.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The rates used to capitalize borrowing costs are as follows:

	3/31/2012		3/31/2011
Rates		Rates
Specific	Non-specific	Specific	Non-specific
projects	projects	projects	projects
TJLP + 1.3% to 3.2%	10.03%	TJLP + 1.3% to 3.2%	9.12%
UM006 + 2.7%		UM006 + 2.7%

b)      Additions to depreciation, amortization and depletion for the period were distributed as follows:

	Consolidated		Parent Company
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Production cost	276,374	205,429	215,107	167,203
Selling expenses	1,990	1,758	1,519	1,322
General and administrative expenses	6,807	7,426	1,977	1,623
Other operating expenses	3,218	6,906	2,982	6,704
	288,389	221,519	221,585	176,852

c)     The Casa de Pedra mine is an asset that belongs to CSN, which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the ‘Mine Manifest’, which grants CSN full ownership over the mineral deposits existing within our property limits.

As of March 31, 2012 the net property, plant and equipment of Casa de Pedra was R$2,478,096 (R$2,485,077 as of December 31, 2011), represented mainly by construction in progress amounting to R$1,398,639 (R$1,322,433 as of December 31, 2011). In the first quarter of 2012, interest capitalized in property, plant and equipment of Casa de Pedra totaled R$16,578 (R$10,066 in the first quarter of 2011).

13.   INTANGIBLE ASSETS

	Consolidated				Parent Company
	Goodwill	Software	Other	Total	Goodwill	Software	Total
Balance at December 31, 2011	567,406	32,089	3,879	603,374	13,091	8,101	21,192
Effect of foreign exchange differences	11,240	18	27	11,285
Acquisitions through business combinations (*)	191,507			191,507
Acquistions and expenditures		20	472	492
Transfer of property, plant and equipment		1,584	14	1,598		270	270
Amortization		(2,970)	(37)	(3,007)		(1,054)	(1,054)
Other changes		55		55
Balance at March 31, 2012	770,153	30,796	4,355	805,304	13,091	7,317	20,408

(*)  Goodwill based on expected future earnings, arising on the business combination of CSN Steel S. L. with the companies Stahlwerk Thüringen Gmbh (SWT) and Gallardo Sections on January 31, 2012.

The useful life of software is one to five years.

Goodwill: The economic basis of goodwill is the expected future earnings and, in accordance with the new accounting pronouncements, these amounts are not amortized since January 1, 2009, when they became subject only to impairment testing.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Goodwill on Investments	Balance at 3/31/2012	Investor
Flat steel	13,091	CSN
Subtotal Company	13,091
Mining	347,098	Namisa
Packaging (*)	207,217	CSN
Long steel	191,507	CSN Steel S.L.
Total consolidated	758,913

(*) Goodwill of the cash-generating unit (CGU) Packaging is presented net of an impairment loss recorded in 2011 amounting to R$60,861.

14.   BORROWINGS, FINANCING AND DEBENTURES

					Consolidated					Parent Company
		Current liabilities		Non-current liabilities			Current liabilities		Non-current liabilities
	Rates in (%)	3/31/2012	12/31/2011	3/31/2012	12/31/2011	Rates in (%)	3/31/2012	12/31/2011	3/31/2012	12/31/2011
FOREIGN CURRENCY
Prepayment	1% to 3.50%	289,088	381,333	1,001,887	573,388	1% to 3.50%	289,088	381,333	1,001,887	573,388
Prepayment	3.51% to 7.50%	127,844	148,597	783,503	1,281,171	3.51% to 7.50%	220,133	276,615	2,822,490	3,398,081
Perpetual bonds	7.00%	2,480	2,553	1,822,100	1,875,800
	9.75%	28,499	4,191	1,002,155	1,031,690	4.142%	7,083	7,292	799,556	823,120
						5.65%	22,350	4,058	1,306,480	1,436,478
Fixed rate notes	6.5%	27,240	53,851	2,186,520	1,875,800	9.125%	32,976	8,273	1,093,260	1,125,480
Fixed rate notes	6.875%	2,349	26,598	1,366,575	1,406,850
Fixed rate notes	10.00%	15,184	34,390	728,840	750,320
Financed imports	6.01% to 8.00%	25,402	25,248	66,645	27,310	6.01% to 8.00%	6,156	6,254	4,319	5,758
CCB	1.54%	172,040	176,440			1.54%	172,040	176,440
BNDES/FINAME	T. Interest Res. 635/87 + 1.7% and 2.7%	28,296	25,903	31,404	36,750	T. Interest Res. 635/87 + 1.7% and 2.7%	25,890	23,425	28,812	33,466
Intercompany						Libor 6M + 2.25 and 2.26% and 3.9961%	41,552	534,185	596,665	119,246
Other	1.40% to 8.00% and CDI + 1.2%	19,472	105,442	385,005	145,438	1.40% to 8.00% and Libor 6M + 2.56%	261	87,811
		737,894	984,546	9,374,634	9,004,517		817,529	1,505,686	7,653,469	7,515,017
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 5%	388,465	430,432	1,938,487	1,744,727	TJLP + 1.5% to 3.2%	250,761	226,891	854,156	782,416
Debentures	103.6% and 110.8% CDI and 1% + TJLP	41,345	672,073	2,842,794	2,822,424	103.6% e 110.8% CDI	23,418	655,755	1,150,000	1,150,000
Prepayment	104.8%. 109.5% and 111% CDI	598,905	537,128	4,523,224	4,523,224	104.8% and 109.5 % CDI	516,571	510,072	2,466,667	2,466,667
CCB	112.5% CDI	85,558	101,280	7,200,000	7,200,000	112.5% CDI	85,558	101,280	7,200,000	7,200,000
Promissory notes	105.8% CDI	800,000				105.8% CDI	800,000
Intercompany						100.5% to 105.5% CDI	1,388,246	1,356,010
Other		11,076	9,509	31,922	37,058		1,847	1,845	5,539	5,528
		1,925,349	1,750,422	16,536,427	16,327,433		3,066,401	2,851,853	11,676,362	11,604,611
Total borrowings and financing		2,663,243	2,734,968	25,911,061	25,331,950		3,883,930	4,357,539	19,329,831	19,119,628
Transaction costs and issue premiums		(37,231)	(32,885)	(127,499)	(145,445)		(30,197)	(27,398)	(107,726)	(114,133)
Total borrowings and financing + transaction costs		2,626,012	2,702,083	25,783,562	25,186,505		3,853,733	4,330,141	19,222,105	19,005,495

The balances of prepaid intragroup borrowings related to the Company total R$2,131,275 as of March 31, 2012 (R$2,244,927 as of December 31, 2011), see note 4.

•       Funding transaction costs

As of March 31, 2012 funding transaction costs are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

										Consolidated
	Short term	Long term
		2013	2014	2015	2016	2017	After 2017	Total	TJ (1)	TIR (2)
Fixed rate notes	2,620	2,986	1,888	1,529	658	658	1,938	9,657	6.5% to 10%	6.75% to 10.7%
BNDES	603	368	423	389	389	389	3,533	5,491	1.3% to 1.7%	1.44% to 7.39%
BNDES	1,578	1,183	284					1,467	2.2% to 3.2%	7.59% to 9.75%
Prepayment	8,059	6,005	6,397	2,219	2,219	2,219	1,354	20,413	109.50% and 110.79% CDI	10.08% to 12.44%
Prepayment	509	382	509	509	509	346		2,255	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	11,852	17,651	13,902	13,902	10,056	18,046	85,409	112.5% CDI	11.33% to 14.82%
Other	6,390	423	427	427	427	427	676	2,807	105.8% and 110.8% CDI	12.59% and 13.27%
	37,231	23,199	27,579	18,975	18,104	14,095	25,547	127,499

										Parent Company
	Short term	Long term
		2013	2014	2015	2016	2017	After 2017	Total	TJ (1)	TIR (2)
Fixed rate notes	701	1,418						1,418	9.13%	10.01%
BNDES	307	230	239	205	205	205	2,047	3,131	1.30% to 1.70%	1.44% to 7.39%
BNDES	1,453	1,090	242					1,332	2.2% to 3.2%	7.59% to 9.75%
Prepayment	6,309	4,693	4,647	469	469	469	625	11,372	109.50% CDI	10.08%
Prepayment	509	382	509	509	509	346		2,255	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	11,852	17,651	13,902	13,902	10,057	18,046	85,410	112.5% CDI	11.33% to 14.82%
Other	3,446	423	427	427	427	427	677	2,808	105.8 and 110.8% CDI	12.59% and 13.27%
	30,197	20,088	23,715	15,512	15,512	11,504	21,395	107,726

(1)    TJ – Annual interest rate contracted

(2)    TIR – Annual internal rate of return

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of March 31, 2012, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

	Consolidated		Parent Company
2013	2,152,537	8%	2,304,827	12%
2014	2,063,558	8%	2,379,515	12%
2015	2,484,432	10%	2,264,840	12%
2016	2,652,793	10%	1,573,744	8%
2017	3,382,425	13%	2,380,166	12%
After 2017	11,353,216	44%	8,426,739	44%
Perpetual bonds	1,822,100	7%
	25,911,061	100%	19,329,831	100%

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

	Consolidated		Parent Company
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Opening balance	27,888,588	20,089,447	23,335,636	15,183,349
Funding	1,655,728	7,824,012	939,181	7,314,956
Amortization	(1,513,568)	(3,614,606)	(1,406,169)	(2,818,933)
Other (*)	378,826	3,589,735	207,190	3,656,264
Closing balance	28,409,574	27,888,588	23,075,838	23,335,636

(*) Includes unrealized foreign exchange differences and inflation adjustments.

Loan and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of March 31, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

In January 2012, the Company secured a financing facility contracted by its subsidiary CSN Steel S.L., amounting to €120 million, to partially finance the acquisition of all the shares held by Grupo Alfonso Gallardo, S.L.U. (“Gallardo Group”) in the companies Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections S.L.U.

In January 2012, the Company priced, through its wholly-owned subsidiary CSN Resources S.A., an additional bond issue amounting to US$200 million, by reopening the US$1 billion bonds, maturing in July 2020.

In March 2012, the Company conducted the first issue of commercial promissory notes (“Promissory Notes”) for public distribution with restricted efforts. The Issue comprised 40 promissory notes with unit face value of R$20 million, totaling R$ 800 million, which were fully subscribed and paid in.

•       Debentures

i. Companhia Siderúrgica Nacional

4th issue

In February 2012, the Company settled the fourth issue debentures amounting to R$600,000 in principal and R$35,285 in interest.

5th issue

As approved at the Board of Directors’ meeting held on July 12, 2011, the Company issued on July 20, 2011, 115 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10 million. These debentures were issued in the total amount of R$1,150,000 and the proceeds from their trading with financial institutions were received on August 23, 2011.

The face value of these debentures earns interest equivalent to 110.8% of CDI, as released by Cetip, per year, and maturity of the face value is schedule for July 20, 2019, with an early redemption option.

ii. Transnordestina Logística

On March 10, 2010 Transnordestina Logística S.A obtained approval from the Northeast Development Fund - FDNE for issue of the 1st Series of its 1st Private Issue of convertible debentures, consisting of eight series in the total amount of R$2,672,400. The first, third, and fourth series refer to funds to be invested in the Missão Velha – Salgueiro – Trindade e Salgueiro – Porto de Suape module, which also includes the investments in the Suape Port, and the reconstruction of the Cabo to Porto Real de Colégio railroad section. The second, fifth and sixth series refer to funds to be invested in the Eliseu Martins – Trindade module. The seventh and eighth series refer to funds to be invested in the Missão Velha – Pecém module, which also includes the investments in the Pecém Port.

		General	Number	Unit				Balance (R$)
Issue	Series	meeting	issued	face value	Issue	Maturity	Charges	3/31/2012
1st	1st	2/8/2010	336,647,184	R$ 1.00	03/09/10	10/3/2027	TJLP + 0.85% p.a.	336,647
1st	2nd	2/8/2010	350,270,386	R$ 1.00	11/25/2010	10/3/2027	TJLP + 0.85% p.a.	350,270
1st	3rd	2/8/2010	338,035,512	R$ 1.00	12/01/10	10/3/2027	TJLP + 0.85% p.a.	338,036
1st	4th	2/8/2010	468,293,037	R$ 1.00	10/04/11	10/3/2027	TJLP + 0.85% p.a.	468,293

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties, as shown in the table below, and do not include guarantees provided for subsidiaries and jointly controlled entities.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

	3/31/2012	12/31/2011
Property, plant and equipment	17,297	19,383
Collateral transfer (*)		87,550
	17,297	106,933

(*) In March 2012 the Company settled the loan guaranteed by a collateral transfer and paid R$89,438.

15.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

Considering the nature of these instruments, their fair value is basically determined by the use of Brazil’s money market and mercantile and futures exchange quotations. The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

•           Classification of financial instruments

Consolidated						3/31/2012					12/31/2011
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current
Cash and cash equivalents	5			14,144,014		14,144,014			15,417,393		15,417,393
Trade receivables, net	6			1,786,777		1,786,777			1,558,997		1,558,997
Guarantee margin on financial instruments	8 and 15			268,986		268,986			407,467		407,467
Derivative financial instruments	8 and 15		26,801			26,801		55,115			55,115

Non-current
Other receivables				57,678		57,678			57,797		57,797
Investments		2,505,677				2,505,677	2,089,309				2,089,309
Derivative financial instruments	10		250,724			250,724		376,344			376,344
Securitization reserve fund
Short-term investments				116,766		116,766			139,679		139,679

Liabilities
Current
Borrowings, financing and debentures	14				2,663,243	2,663,243				2,734,968	2,734,968
Derivative financial instruments	15 and 16		11,243			11,243		2,971			2,971
Trade payables					1,334,602	1,334,602				1,232,075	1,232,075
Non-current
Borrowings, financing and debentures	14				25,911,061	25,911,061				25,331,950	25,331,950
Derivative financial instruments	15 and 16		249,727			249,727		373,430			373,430

•           Fair value measurement

The financial instruments recognized at fair value require the disclosure of fair value measurements at three hierarchy levels.

•           Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•           Level 2: other available inputs, except those of Level 1 that are observable for the asset or liability, whether directly (i.e., prices) or indirectly (i.e., derived from prices)

•           Level 3: inputs unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

The following table shows the financial instruments recognized at fair value using a valuation method:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated	3/31/2012				12/31/2011
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		26,801		26,801		55,115		55,115

Non-current
Available-for-sale financial assets
Investimentos	2,505,677			2,505,677	2,089,309			2,089,309

Financial assets at fair value through profit or loss
Derivative financial instruments		250,724		250,724		376,344		376,344

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		11,243		11,243		2,971		2,971

Non-current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		249,727		249,727		373,430		373,430

II – investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil and abroad involving top ranked companies classified by international rating agencies as investment grade, which are recognized in non-current assets, and any gains or losses are recognized in equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of financial assets classified available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares, designated as available-for-sale financial assets as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit and loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BOVESPA). The company continues to evaluate strategic alternatives with respect to its investment in Usiminas.

Considering the volatility of the quotations of Usiminas shares in 2011 and the first quarter of 2012, the Company has evaluated whether, at the end of the reporting period, there is objective evidence of impairment of its investments in Usiminas. Management evaluated if the decline in market value of Usiminas shares should be considered either significant or prolonged. Determining whether a decline is significant or prolonged requires judgment and according to CSN’s accounting policy, which is based on national and international application, an instrument by instrument analysis is made based on quantitative and qualitative information available in the market.

To determine the period of decline of the market value of the instruments below their cost, CSN compared their respective average cost of acquisition at the end of the reporting period with the last trading date. Management is of the opinion that, considering its accounting policy, the decline is not significant or prolonged.

Management considers that during the period under analysis there have not been (i) structural technology and market changes in the segment where Usiminas operates; (ii) changes in prevailing laws and regulations, or (iii) changes in Usiminas’ financial position (liquidity, credit risk, cash flow, etc.).

Considering the quantitative and qualitative analyses above, Management is of the opinion that there is no objective evidence of impairment of the investment in Usiminas shares as of March 31, 2012 and consequently has not reclassified losses thus far recognized in other comprehensive income amounting to R$508,892, net of income tax and social contribution.

III – Fair values of assets and liabilities as compared to their carrying amounts

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and possible losses are recognized as finance income or finance costs, respectively.

The amounts are recognized in the interim financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		3/31/2012		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	1,824,580	1,841,036	1,878,353	1,819,903
Fixed rate notes	5,357,362	5,851,250	5,183,690	5,832,364

IV     Financial risk management policy

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company. Pursuant to this policy, the nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The credit limits and the quality of counterparties’ hedge instruments are also periodically reviewed.

The risk management policy was established by the Board of Directors. Under this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company manages some risks by using derivative financial instruments. The Company’s risk policy prohibits any speculative deals or short sales.

•         Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 14.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At March 31, 2012	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,663,243	4,216,095	8,519,649	13,175,317	28,574,304
Derivative financial instruments	11,243	249,727			260,970
Trade payables	1,334,602				1,334,602

At December 31, 2011
Borrowings, financing and debentures	2,734,968	2,263,889	6,724,483	16,343,578	28,066,918
Derivative financial instruments	2,971	373,430			376,401
Trade payables	1,232,075				1,232,075

•         Foreign exchange rate risk

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The Company assesses its exchange exposure by subtracting its liabilities from its assets denominated in US dollar, euro and Australian dollar, thus arriving at its net exchange exposure, which is the foreign currency exposure risk. Therefore, besides the trade receivables arising from exports and investments overseas that in economic terms constitute natural hedges, the Company further considers and uses various financial instruments, such as derivative instruments (US$ to real and euro to dollar swaps, and forward exchange contracts, etc.) to manage its risks of fluctuations in currencies other than the Brazilian real.

•         Policies on the use of hedging derivatives

The Company’s financial policy reflects the parameters of liquidity, credit and market risks approved by the Audit Committee and Board of Directors. The use of derivative instruments in order to prevent fluctuations in interest and exchange rates from having a negative impact on the company’s balance sheet and income statement should consider the same parameters. As provided for in internal rules, this financial investment policy has been approved and is being managed by the finance officers.

At the meetings of the Executive Officers and Board of Directors, the officers and directors routinely present and discuss the Company’s financial positions. Under the by-laws, transactions involving material amounts require the prior approval of management bodies. The use of other derivative instruments is contingent upon the express prior approval of the Board of Directors.

To finance its activities, the Company resorts to the capital markets, both locally and internationally, and based on the indebtedness profile it is seeking, part of the debt is pegged to foreign currency, basically to the US dollar, which causes Management to seek hedging for debt through derivative financial instruments.

To contract derivative financial instruments for hedging within the internal control structure, the following policies are adopted:

•           ongoing calculation of exchange exposure that occurs by analyzing assets and liabilities exposed to foreign currency, under the following terms: (i) trade receivables and payables in foreign currency; (ii) cash and cash equivalents and debts in foreign currency considering the maturity of the assets and liabilities exposed to exchange fluctuations;

•           presentation of the financial position and exchange exposure on a routine basis at meetings of the Executive Officers and Board of Directors that approve the hedging strategy;

•           carrying out derivative hedging transactions only with leading banks, diluting the credit risk through diversification among these banks.

The consolidated net exposure as of March 31, 2012 is as follows.

		3/31/2012
Foreign Exchange Exposure	(Amounts in US$ thousand)	(Amounts in € thousand)
Cash and cash equivalents overseas	5,867,687	797
Derivative guarantee margin	147,624
Trade receivables - foreign market	258,745	79,576
Other assets	142,175	100,271
Total assets	6,416,231	180,644
Borrowings and financing	(5,365,105)	(120,775)
Trade payables	(54,588)	(1,875)
Other liabilities	(29,231)
Total liabilities	(5,448,924)	(122,650)
Gross exposure	967,307	57,994
Notional amount of derivatives contracted	266,193	(90,000)
Net exposure	1,233,500	(32,006)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•         Exchange swap transactions

The Company carries out exchange swap transactions in order to hedge its assets and liabilities against any fluctuations in the US dollar-real parity. This hedge through exchange swaps provides the Company, through the long position of the contract, with a forward rate agreement (FRA) gain on the exchange coupon, which at the same time improves our investment rates and reduces the cost of our funding in the international market.

As of March 31, 2012, the Company had a long position in an exchange swap of US$366,193 thousand (US$367,856 thousand as of December 31, 2011) where we received, in the long position, exchange rate change plus 3.4541% per year on average (in 2010, exchange rate change plus 3.4541% per year) and paid 100% of CDI, in the short position of the exchange swap contract.

As of March 31, 2012 the Company had a short position in a foreign exchange swap of US$100,000 thousand (US$100,000 thousand as of December 31, 2011) where we paid, in the short position, exchange rate change plus interest of 1.7625% per year on average (in 2011, exchange rate change plus 2.39% per year) and received 100% of CDI in the long position of the foreign exchange swap.

As of March 31, 2012, the consolidated position of these contracts is as follows:

a) Outstanding transactions

•         US dollar-to-real exchange swap

		3/31/2012				12/31/2011
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional (US$ thousand)	Long position	Short position	Amount receivable/ (payable)	Notional (US$ thousand)	Long position	Short position	Amount receivable/ (payable)
HSBC	4/12/2012 to 12/3/2012	104,644	195,894	(186,701)	9,193	101,317	192,919	(176,554)	16,365
Société Générale	4/2/2012 to 8/1/2012	13,308	24,912	(23,564)	1,348	16,635	30,554	(29,362)	1,192
Bradesco	8/1/2012	3,327	6,169	(5,884)	285	3,327	6,279	(5,743)	536
Banco do Brasil	7/2/2012 to 9/3/2012	6,654	12,386	(12,719)	(333)	6,654	12,605	(12,413)	192
Santander	4/2/2012 to 1/2/2015	19,981	37,886	(37,729)	157	14,990	28,900	(28,416)	484
Goldman Sachs	1/2/2015	193,327	377,906	(362,701)	15,205	190,000	371,174	(352,514)	18,660
Banco de Tokyo	12/15/2016	24,952	45,939	(47,855)	(1,916)	24,952	46,980	(47,960)	(980)
JP Morgan						9,981	19,127	(18,556)	571
		366,193	701,092	(677,153)	23,939	367,856	708,538	(671,518)	37,020

•         Real-to-US dollar exchange swap

		3/31/2012				12/31/2011
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional (US$ thousand)	Long position	Short position	Amount (payable)	Notional (US$ thousand)	Long position	Short position	Amount (payable)
Goldman Sachs	4/2/2012	(100,000)	176,552	(182,688)	(6,136)	(70,000)	130,266	(130,787)	(521)
Santander						(30,000)	55,704	(56,030)	(326)
		(100,000)	176,552	(182,688)	(6,136)	(100,000)	185,970	(186,817)	(847)

•         Iene-to-US dollar exchange swap

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

		3/31/2012				12/31/2011
		Notional (Yen)	Appreciation (R$)		Fair value (market)	Notional (Yen)	Appreciation (R$)		Fair value (market)
Counterparty	Transaction maturity		Long position	Short position	Amount receivable		Long position	Short position	Amount receivable
Deutsche Bank	12/12/2013	59,090,000	250,724	(249,727)	997	59,090,000	374,455	(373,430)	1,025
		59,090,000	250,724	(249,727)	997	59,090,000	374,455	(373,430)	1,025

b) Settled transactions

•         US dollar-to-real exchange swap

	Appreciation 2012				Appreciation 2011
Counterparties	Notional (US$ thousand)	Long position (R$)	Short position (R$)	Amount received/ (paid) in 2012	Notional (US$ thousand)	Long position (R$)	Short position (R$)	Fair value in 2011	Impact on P&L in 2012
Goldman Sachs	570,000	1,070,339	(1,079,105)	(8,766)					(8,766)
Société Générale	3,327	5,946	(6,423)	(477)	3,327	6,405	(6,364)	41	(518)
JP Morgan	9,981	17,577	(18,821)	(1,244)	9,981	19,126	(18,556)	570	(1,814)
	583,308	1,093,862	(1,104,349)	(10,487)	13,308	25,531	(24,920)	611	(11,098)

•         Real-to-US dollar exchange swap

	Appreciation 2012				Appreciation 2011
Counterparties	Notional (US$ thousand)	Long position (R$)	Short position (R$)	Amount received in 2012	Notional (US$ thousand)	Long position (R$)	Short position (R$)	Fair value in 2011	Impact on P&L in 2012
Santander	(70,000)	131,472	(122,092)	9,380	(70,000)	130,265	(130,787)	(522)	9,902
Goldman Sachs	(30,000)	56,221	(52,304)	3,917	(30,000)	55,704	(56,030)	(326)	4,243
	(100,000)	187,693	(174,396)	13,297	(100,000)	185,969	(186,817)	(848)	14,145

The position of outstanding transactions was recorded in the Company’s assets and liabilities and totals R$23,939 in assets and R$6,136 in liabilities as of March 31, 2012 (R$37,020 in assets and R$847 in liabilities as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as loss totaling R$16,852 as of March 31, 2012 (loss of R$96,791 as of March 31, 2011) (see note 26).

•         Euro-to-US dollar exchange swap

In addition to the swaps above, the Company also contracted NDFs (non-deliverable forwards) to hedge its euro-denominated assets. Basically the Company contracted financial derivatives for its euro-denominated assets, where it will receive the difference between the US dollar exchange rate change for the period, multiplied by the notional amount (long position) and pay the difference between the exchange rate change in euro for the period on the notional euro amount on the contract date (short position). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparties prime financial institutions, contracted under the exclusive funds.

As of March 31, 2012, the consolidated position of these contracts was as follows:

a) Outstanding transactions

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

					3/31/2012				12/31/2011
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional (€ thousand)	Long position	Short position	Amount receivable	Notional (€ thousand)	Long position	Short position	Amount receivable
Itaú BBA	4/20/2012	25,000	32,548	(33,360)	(812)
Deutsche Bank	4/20/2012	25,000	32,555	(33,360)	(805)	25,000	51,521	(48,556)	2,965
Goldman Sachs	4/20/2012	40,000	52,076	(53,376)	(1,300)	40,000	128,761	(121,389)	7,372
HSBC						25,000	51,469	(48,556)	2,913
		90,000	117,179	(120,096)	(2,917)	90,000	231,751	(218,501)	13,250

b) Settled transactions

	Appreciation 2012				Appreciation 2011
Counterparties	Notional (€ thousand)	Long position (R$)	Short position (R$)	Received/ (paid) in 2012	Notional (€ thousand)	Long position (R$)	Short position (R$)	Fair value in 2011	Impact on P&L in 2012
Deutsche Bank	95,000	220,687	(217,148)	3,539	25,000	64,345	(60,694)	3,651	(112)
Goldman Sachs	130,000	302,989	(298,414)	4,575	40,000	102,990	(97,111)	5,879	(1,304)
HSBC	25,000	64,416	(60,224)	4,192	25,000	64,417	(60,694)	3,723	469
Itau BBA	20,000	43,640	(45,199)	(1,559)					(1,559)
	270,000	631,732	(620,985)	10,747	90,000	231,752	(218,499)	13,253	(2,506)

The position of outstanding transactions was recognized in the Company’s assets and totals R$2,917 as of March 31, 2012 (R$13,250 in assets as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as a loss totaling R$5,423 as of March 31, 2012 (loss of R$11,548 as March 31, 2011) (see note 26).

•         Other derivatives

The subsidiary Lusosider carries out transactions with derivatives to hedge its exposure against the euro-dollar fluctuation. As of March 31, 2012, the gross position was US$20,098 and the net position was US$32,950 (including the derivatives below).

a) Outstanding transactions

					3/31/2012				12/31/2011
		Notional (US$ thousand)	Appreciation (R$)		Fair value (market)	Notional (US$ thousand)	Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity		Long position	Short position	Amount receivable		Long position	Short position	Amount receivable
BES	4/30/2012	53,048	96,711	(94,213)	2,498	20,208	38,017	(34,049)	3,968
BNP						15,000	28,219	(25,453)	2,766
		53,048	96,711	(94,213)	2,498	35,208	66,236	(59,502)	6,734

The position of outstanding transactions was recognized in the Company’s assets and totals R$2,498 as of March 31, 2012 (R$6,734 in assets as of December 31, 2011).

On September 26, 2011, the subsidiary Tecon settled its derivative transactions used to hedge its exposure to real-yen fluctuation, the notional amount of which was JPY 2,390,398.

Gains or losses on these transactions as of March 31, 2012 are consolidated into the Company’s finance income (costs) as a loss totaling R$1,293 (loss of R$4,582 in 2011) (see note 26).

•         Sensitivity analysis of the US dollar-to-real exchange swap

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of March 31, 2012 recognized in assets, amounting to R$29,939 and in liabilities, amounting to R$6,136. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-US$ parity of 1.3666;

- Scenario 2: (50% real appreciation) R$-US$ parity of 0.9111;

- Scenario 3: (25% real depreciation) R$-US$ parity of 2.2776;

- Scenario 4: (50% real depreciation) R$-US$ parity of 2.7332.

				3/31/2012
	Risk	Notional amount (US$ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.8221	1.3666	0.9111	2.2776	2.7332

Net currency swap	Dollar fluctuation	266,193	(121,258)	(242,515)	121,258	242,515

Exchange position functional currency BRL	Dollar fluctuation	967,307	(440,633)	(881,265)	440,633	881,265
(not incluing exchange derivatives above)

Consolidated exchange position	Dollar fluctuation	1,233,500	(561,891)	(1,123,780)	561,891	1,123,780
(including exchange derivatives above)

•         Sensitivity analysis of the euro-to-dollar exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of March 31, 2012 recognized in assets, amounting to R$2,917. The Company considered the scenarios below for the real-euro parity volatility.

- Scenario 1: (25% real appreciation) R$-Euro parity of 1.8225;

- Scenario 2: (50% real appreciation) R$-Euro parity of 1.2150;

- Scenario 3: (25% real depreciation) R$-Euro parity of 3.0375;

- Scenario 4: (50% real depreciation) R$-Euro parity of 3.6450.

				3/31/2012
	Risk	Notional amount (€ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		2.4300	1.8225	1.2150	3.0375	3.6450

Net currency swap	Euro fluctuation	(90,000)	54,675	109,350	(54,675)	(109,350)

Exchange position functional currency BRL	Euro fluctuation	57,994	(35,231)	(70,463)	35,231	70,463
(not incluing exchange derivatives above)

Consolidated exchange position	Euro fluctuation	(32,006)	19,444	38,887	(19,444)	(38,887)
(including exchange derivatives above)

•         Sensitivity analysis of the dollar-to-euro swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of March 31, 2012 recognized in assets, amounting to R$2,498. The Company considered the scenarios below for the real-euro parity volatility.

- Scenario 1: (25% real appreciation) Euro-dollar parity of 1.0002;

- Scenario 2: (50% real appreciation) Euro-dollar parity of 0.6668;

- Scenario 3: (25% real depreciation) Euro-dollar parity of 1.6670;

- Scenario 4: (50% real depreciation) Euro-dollar parity of 2.0004.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

						3/31/2012
	Risk	Notional amount (US$ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.3336	1.0002	0.6668	1.6670	2.0004

Net currency swap	Dollar fluctuation	53,048	(17,686)	(35,372)	17,686	35,372

Exchange position functional currency EURO	Dollar fluctuation	(20,098)	6,701	13,402	(6,701)	(13,402)
(not incluing exchange derivatives above)

Consolidated exchange position	Dollar fluctuation	32,950	(10,985)	(21,970)	10,985	21,970
(including exchange derivatives above)

•         Interest rate risk

Short-term and long-term liabilities indexed to floating interest rate and inflation indices. Due to this exposure, the Company undertakes derivative transactions to better manage these risks.

•         Interest rate swap transactions (LIBOR to CDI)

The objective of these transactions is to hedge transactions indexed to US dollar LIBOR against fluctuations in Brazilian interest rates. Basically, the Company carried out swaps of its obligations indexed to the LIBOR, in which it receives interest of 1.25% p.a. on the notional value of the dollar (long position) and pays 96% of the CDI on the notional amount in reais at the contract date (short position). The notional amount of this swap as of March 31, 2012 is US$107,500 thousand, hedging an export prepayment transaction in the same amount. The gains and losses on these contracts are directly related to fluctuations in exchange rates (US$) and interest rates (LIBOR and CDI). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

As of March 31, 2012, the position of these contracts is as follows:

a)     Outstanding transactions

		3/31/2012					12/31/2011
		Notional (US$ thousand)	Appreciation (R$)		Fair value (market) (R$)		Notional (US$ thousand)	Appreciation (R$)		Fair value (market) (R$)
Counterparties	Transaction maturity	2011	Long position	Short position	Amount payable	Transaction maturity	2011	Long position	Short position	Amount payable
CSFB	5/14/2012	107,500	182,443	(184,269)	(1,826)	2/13/2012	107,500	182,432	(184,556)	(2,124)

b)     Settled transactions

		Appreciation 2012				Appreciation 2011
Counterparty	Maturity	Notional (US$ thousand)	Long position (R$)	Short position (R$)	Paid in 2012	Notional (US$ thousand)	Long position (R$)	Short position (R$)	Fair value in 2011	Impact on P&L in 2012
CSFB	2/13/2012	107,500	183,000	(186,817)	(3,817)	107,500	182,432	(184,556)	(2,124)	(1,693)
		107,500	183,000	(186,817)	(3,817)	107,500	182,432	(184,556)	(2,124)	(1,693)

The position of outstanding transactions was recognized in the Company’s liabilities and totals R$1,826 as of March 31, 2012 (R$2,124 in liabilities as of December 31, 2011) and its effects were recognized in the Company’s finance income (costs) as loss totaling R$3,519 2(loss of R$5,254 as of March 31, 2011).

•         Sensitivity analysis of interest rate swaps (LIBOR to CDI)

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of March 31, 2012 recognized in liabilities, amounting to R$1,826. The Company considered the following scenarios for the LIBOR (US$) and CDI interest rates volatility.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

	3/31/2012
	Notional (US$ thousand)	Risk	25%	50%	25%	50%
LIBOR-to-CDI interest rate swap	107,500	(Libor) US$	(17,883)	(21,116)	17,883	21,116

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of March 31, 2012 in the consolidated interim financial statements.

		Impact on profit or loss
Changes in interest rates	% a.a	3/31/2012	12/31/2011
TJLP	6.00	10,348	1,372
Libor	0.73	7,990	7,941
CDI	9.52	64,842	72,607

•         Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BOVESPA.

The following table summarizes the impact of the changes in prices of financial instruments classified as available-for-sale on profit or loss for the year and equity, in other comprehensive income.

				Consolidated
	Impact on profit or loss		Other comprehensive income
	3/31/2012	3/31/2011	3/31/2012	12/31/2011
Net change in fair value of financial instruments classified as available for sale	260,209	131,516	(506,806)	(767,015)

On April 20, 2011, the Company sold 100% of its equity interest held in Riversdale’s share capital, corresponding to 47,291,891 shares at the price of A$16.50 per share, totaling a gain of R$698,164.

The Company considers as probable scenario the amounts recognized at market prices as of March 31, 2012. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of March 31, 2012. Therefore, there is no impact on the financial instruments classified as available-for-sale already presented above. The Company considered the following scenarios for volatility of the shares.

- Scenario 1: (25% appreciation of shares);

- Scenario 2: (50% appreciation of shares);

- Scenario 3: (25% devaluation of shares);

- Scenario 4: (50% devaluation of shares);

		Impact on equity
Companies	Probable	25%	50%	25%	50%
Usiminas	(508,892)	519,230	1,038,461	(519,230)	(1,038,461)
Panatlântica	2,086	2,663	5,326	(2,663)	(5,326)
	(506,806)	521,893	1,043,787	(521,893)	(1,043,787)

•         Credit risks

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The exposure to credit risks of financial institutions is in line with the parameters established in the financial policy. The Company adopts the practice of analyzing in detail the financial position of its customers and suppliers, establishing a credit limit and conducting ongoing monitoring of the outstanding balance.

As regards short-term investments, the Company only makes investments in institutions with low credit risk as rated by credit rating agencies. As part of the funds is invested in repos (repurchase agreements) backed by Brazilian government bonds, there is also exposure to Brazil’s sovereign risk.

•         Capital management

The Company manages its capital structure to ensure that it will be capable of providing return to its shareholders and benefits to other stakeholders, and maintain an optimal capital structure to reduce this cost.

V – Margin deposits

The Company holds margin deposits totaling R$268,986 (R$407,467 as of December 31, 2011); this amount is invested at Deutsche Bank as guarantee of the derivative financial instrument contracts, specifically swaps between CSN Islands VIII and CSN.

16.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Current				Non-current
		Consolidated		Parent Company		Consolidated		Parent Company
	3/31/2012	12/31/2011	3/31/2012	12/31/2011	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Payables to related parties (*)	202,880	178,635	507,199	458,878	3,094,012	3,094,453	7,818,669	7,821,914
Unrealized losses on derivatives (Note 15 I)	11,243	2,971	1,826	2,124	249,727	373,430
Dividends and interest on capital payable	1,044,583	928,924	1,046,057	927,881
Advances from customers	34,251	23,868	18,198	17,862
Taxes in installments	260,873	313,201	238,910	292,699	1,917,280	1,910,576	1,767,535	1,774,533
Profit sharing - employees	165,661	131,755	142,105	117,806
Other payables	197,942	149,091	39,970	55,615	226,753	215,061	109,491	122,529
	1,917,433	1,728,445	1,994,265	1,872,865	5,487,772	5,593,520	9,695,695	9,718,976

(*) The nature of transactions with related parties is described in note 4.

17.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

	Currency	Maturities	Borrowings		Tax collections		Other		Total
			3/31/2012	12/31/2011	3/31/2012	12/31/2011	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Transnordestina	R$	Up to 5/8/2028 and undefined	1,460,203	1,358,657	1,800	1,800	7,686	7,686	1,469,689	1,368,143
CSN Cimentos	R$	Up to 11/18/2014 and undefined			30,213	30,213	30,097	30,097	60,310	60,310
Prada	R$	Up to 2/7/2014 and undefined			9,959	9,958	18,075	2,440	28,034	12,398
Sepetiba Tecon	R$	1/31/2012		700						700
Itá Energética	R$	9/15/2013	7,326	7,326					7,326	7,326
CSN Energia	R$	Up to 12/30/2012 and undefined			2,392	2,392		2,336	2,392	4,728
Congonhas Minérios	R$	5/21/2018	2,000,000	2,000,000					2,000,000	7375
Fundação CSN	R$	Undefined	1,003						1,003
Total in R$			3,468,532	3,366,683	44,364	44,363	55,858	42,559	3,568,754	3,453,605

CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000
CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
CSN Resources	US$	7/21/2020	1,200,000	1,000,000					1,200,000	1,000,000
Total in US$			3,900,000	3,700,000					3,900,000	3,700,000

CSN Steel S.L.	EUR	1/31/2020	120,000						120,000
Total in EUR			120,000						120,000
Total in R$			7,397,790	6,940,460					7,397,790	6,940,460
			10,866,322	10,307,143	44,364	44,363	55,858	42,559	10,966,544	10,394,065

18.   TAXES IN INSTALLMENTS

Tax Recovery Program (REFIS)

On November 26, 2009, the Company, its subsidiaries and jointly controlled entities joined the Tax Recovery Programs established by Law 11941/09 and Provisional Measure 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations. Joining the special tax programs reduced the amount of fines, interest and legal charges previously due.

Management’s decision took into consideration matters already judged by higher courts, as well as the assessment of outside legal counsel regarding the possibility of favorable outcomes in the contingencies in progress.

The tax debts enrolled under Provisional Measure 470/09 were payable in 12 installments, starting November 2009. In July 2010, the Company elected to offset income tax and social contribution carryforwards against the last four installments of the installment plan, as allowed by relevant legislation.

In November 2009 and February 2010, the debts payable enrolled in the installment plan under Law 11,941/09, already recognized through provisions, were reviewed based on the reductions in debits set forth in special programs, according to the waiver date of administrative appeals or legal proceedings.

In June 2011, the Group companies consolidated the debts enrolled in the tax program set forth by Law 11,941/09, payable in 180 SELIC-adjusted installments. As a result of the consolidation, the provision increased R$19,734 in the second quarter of 2011, recognized in Company in line item “Finance income (costs)” and other expenses, before income tax and social contribution.

With respect to judicial deposits linked to REFIS proceedings, the Company obtained a favorable opinion from the National Treasury Attorney General’s Office (PGFN) and the Federal Revenue Service (RFB) on the treatment given to the excess deposit generated after application of the reductions obtained for tax payment in cash.

Accordingly, the Company filed a request for offset of the deposit surplus against taxes in installments under the Law 11941 REFIS program with the PGFN. We are awaiting a reply from the PGFN of the intended offset.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The position of REFIS debts recorded in taxes in installments in current and non-current liabilities as of March 31, 2012 was R$1,873,346 (R$1,928,872 as of December 31, 2011) in Company and R$2,052,408 (R$2,094,741  as of December 31, 2011) in consolidated.

19.   PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR AND CIVIL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated
		3/31/2012		12/31/2011
	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities
Social security and labor	135,893	285,777	131,443	284,556
Civil	49,217	100,869	50,909	94,183
Environmental		6,906		6,906
Tax	1,178,145	95,836	1,159,881	94,317
Judicial deposits	29,920		26,928
	1,393,175	489,388	1,369,161	479,962
Legal obligations challenged in court:
Tax
Salary premium for education	36,189	33,121	36,189	33,121
Income tax on ”Plano Verão”	346,345	20,892	345,676	20,892
Other provisions	9,788	104,550	9,788	104,488
	392,322	158,563	391,653	158,501
	1,785,497	647,951	1,760,814	638,463

Total current		296,827		292,178
Total non-current	1,785,497	351,124	1,760,814	346,285

				Parent Company
		3/31/2012		12/31/2011
	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities
Social security and labor	107,867	202,054	105,292	200,401
Civil	39,369	71,425	39,308	65,076
Environmental		6,906		6,906
Tax	1,137,683	61,445	1,120,859	59,068
Judicial deposits	27,216		26,663
	1,312,135	341,830	1,292,122	331,451
Legal obligations challenged in court:
Tax
Salary premium for education	36,189	33,121	36,189	33,121
Income tax on ”Plano Verão”	346,345	20,892	345,676	20,892
Other provisions	9,788	103,013	9,788	102,965
	392,322	157,026	391,653	156,978
	1,704,457	498,856	1,683,775	488,429

Total current		230,876		225,997
Total non-current	1,704,457	267,980	1,683,775	262,432

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended March 31, 2012 were as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

							Consolidated
					Current + Non-current		Current
Nature	12/31/2011	Additions	Inflation adjustment	Utilization	3/31/2012	3/31/2012	12/31/2011
Tax	252,818	1,137	5,560	(5,116)	254,399		220
Social security	61,536		3,123		64,659
Labor	223,020	850	8,060	(10,812)	221,118	202,912	204,615
Civil	94,183	6,813	1,937	(2,064)	100,869	93,915	87,343
Environmental	6,906				6,906
	638,463	8,800	18,680	(17,992)	647,951	296,827	292,178

							Parent Company
					Current + Non-current		Current
Nature	12/31/2011	Additions	Inflation adjustment	Utilization	3/31/2012	3/31/2012	12/31/2011
Tax	216,046	1,136	5,559	(4,270)	218,471
Social security	39,477		3,123		42,600
Labor	160,924	36	8,052	(9,558)	159,454	159,451	160,921
Civil	65,076	6,813	863	(1,327)	71,425	71,425	65,076
Environmental	6,906				6,906
	488,429	7,985	17,597	(15,155)	498,856	230,876	225,997

The provisions for tax, social security, labor, civil and environmental liabilities were estimated by management and are mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, these provisions include tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

The Company and its subsidiaries are defendants in other administrative and judicial proceedings (labor, civil, tax and environmental), in the approximate amount of R$7,637,653, of which R$541,514 related to civil lawsuits, R$45,130 to environmental lawsuits and R$1,131,994 to labor and social security lawsuits. The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

As for the tax lawsuits these represent R$5,919,015, and R$1,737,843 from this total refers to the assessment notice issued against the Company for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its subsidiaries in Luxembourg. In view of the recent changes in administrative and judicial decisions, our outside legal counsel classified the likelihood of loss as possible.

a) Labor lawsuits

As of March 31, 2012, the Company and its subsidiaries are defendants in 12,160 labor lawsuits, for which a provision has been recorded in the amount of R$221,118 (R$223,020 as of December 31, 2011).  Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) as a result of federal government economic plans, health care plan, indemnity contingencies resulting from alleged occupational diseases or on-the-job accidents, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

b) Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation.  Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Company and its subsidiaries, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts.  For lawsuits involving civil matters, a provision has been recognized in the amount of R$100,869  as of March 31, 2012 (R$94,183  as of March 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

c) Tax lawsuits

▪  Income tax and social contribution

“Plano Verão” - The Company is claiming the recognition of financial and tax effects on the calculation of income tax and social contribution, related to removal by the government of inflation measured according to the Consumer Price Index (IPC) in January and February 1989, involving a total percentage figure of 51.87% (‘Summer Plan”).

In 2004 the lawsuit was terminated with a final and unappealable decision that granted the right to apply the index of 42.72% (January 1989), with the 12.15% already applied to be deducted from this index. The final decision also granted application of the index of 10.14% (February 1989). The proceeding is currently at expert discovery stage.

As of March 31, 2012, there is an amount of R$346,345 (R$345,676 as of December 31, 2011) deposited in court, classified in a specific account of judicial deposits in long-term receivables, and a provision of R$20,892 (R$20,892 as of December 31, 2011), which represents the portion not recognized by the courts.

▪  Salary premium for education – “Salário Educação”

The Company has filed a lawsuit challenging the constitutionality of the salary premium for education and for discussing the possibility of recovering the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was unsuccessful, and the TRF upheld the decision unfavorable to CSN, a decision that is final and unappelable.

In view of the final and unappealable decision, CSN tried to make payment of the amount due, though the FNDE and INSS did not reach an agreement as to which agency should receive it. They also required that the amount should be paid along with a fine, with which the Company did not agree.

Lawsuits were then filed challenging the above events, with judicial deposit of the amounts involved in the lawsuits. In the first lawsuit, the lower court partly accepted the Company’s request, with the judge deducting the fine, but upholding the SELIC rate, with counterarguments against the defendant’s appeal against the SELIC rate.

As of March 31, 2012 the accrued amount totals R$33,121 (R$33,121 as of December 31, 2011) and the judicial deposit amounts to R$36,189 (R$36,189 as of December 31, 2011).

▪  Other

The Company has also recognized provisions for lawsuits relating to INSS, FGTS Complementary Law 110, CSLL Credit on Export, PIS Law 10,637/02 and PIS/COFINS – Manaus Free Trade Zone, totaling R$103,013 as of March 31, 2012 (R$102,965 as of December 31, 2011), which includes legal charges.

d) Other

▪  Competition

On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE, which aimed at annulling its fine for the alleged infringements laid down in Articles 20 and 21, I, of Law 8,884/1984. The Company filed appropriate appeals against this decision, which were dismissed, resulting in the filing of a motion for clarification, which is pending judgment. The collection of the R$65,292 fine is suspended by a Court decision, which stays the collection as from the date CSN issued a guarantee letter. This action is classified as risk of possible loss.

▪  Environmental

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities, and public civil actions claim regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. The environmental proceedings total R$6,906 (R$6,906 as of December 31, 2011).

20.   PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND ASSET DECOMMISSIONING

a) Environmental liabilities

As of March 31, 2012, a provision is recognized in the amount of R$308,263 in Company and R$314,666 in consolidated (R$306,079 and R$312,612 as of December 31, 2011, respectively) for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever needed.  These are management’s best estimates considering recovery studies in areas that have been degraded and are in the process of being used for activities. These provisions are recognized in operating expenses.

The provisions are measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation.  The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount to present value and update the provision through March 31, 2012 was 11.00%. The liability recognized is periodically updated based on these discount rates plus the general market price index (IGPM) for the period.

b) Decommissioning of Assets

Obligations on decommissioning of assets consist of estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset decommissioning cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset. The liability recognized as of March 31, 2012 is R$15,300 in Company and R$25,065 in consolidated (R$15,148 and R$24,327 as of December 31, 2011).

21.   EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of March 31, 2012 is R$1,680,947 (R$1,680,947 as of December 31, 2011) represented by 1,457,970,108 (1,457,970,108 as of December 31, 2011) book-entry common shares without par value.  Each common share entitles its holder to one vote in Shareholders’ Meetings.

ii. Authorized capital

The Company’s by-laws in effect as of March 31, 2012 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii. Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76. This reserve ceiling, as prescribed by prevailing legislation, has already been reached.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

iv.  Treasury shares

As of March 31, 2012, the Company did not have any treasury shares. On August 2, 2011, the Company approved the cancelation of 25,063,577 existing treasury shares without decreasing capital.

v. Ownership structure

As of March 31, 2012, the Company’s ownership structure was as follows:

		3/31/2012		12/31/2011
	Number of common shares	% of total shares	Number of common shares	% of total shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	12,788,231	0.88%
BNDESPAR	29,503,116	2.02%	31,773,516	2.18%
NYSE - ADRs	372,952,319	25.58%	373,772,695	25.64%
BOVESPA	286,812,949	19.67%	283,722,173	19.45%
	1,457,970,108	100.00%	1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

22.   INTEREST ON CAPITAL

The Company’s management will propose to the Board of Directors the payment of interest on capital amounting to R$118,190 of March 31, 2012.

The calculation of interest on capital is based on the Long-Term Interest Rate (TJLP) fluctuation on equity, limited to 50% of pretax profit for the period or, according to prevailing legislation, the higher of 50% of retained earnings and profit reserves.

In compliance with CVM Resolution 207 of December 31, 1996 and tax regulations, the company elected to account for proposed interest on capital as a contra entry to finance costs and reverse it from the same line item. Therefore, interest on capital is not stated in the income statement and does not affect profit, except for the tax effects recognized in income tax and social contribution line items. Management will propose that the amount of interest on capital be attributed to the mandatory minimum dividends.

23.   NET SALES REVENUE

Net sales revenue is comprised as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

		Consolidated		Parent Company
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Gross revenue
Domestic market	3,373,978	3,176,769	2,921,027	2,894,089
Foreign market	1,335,434	1,357,320	222,205	344,958
	4,709,412	4,534,089	3,143,232	3,239,047
Deductions
Cancelled sales and discounts granted	(90,437)	(27,234)	(90,887)	(24,838)
Taxes levied on sales	(723,236)	(717,847)	(642,889)	(644,044)
	(813,673)	(745,081)	(733,776)	(668,882)
Net revenue	3,895,739	3,789,008	2,409,456	2,570,165

24.   EXPENSES BY NATURE

		Consolidated		Parent Company
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Raw materials and inputs	(1,134,880)	(693,933)	(843,015)	(640,433)
Labor cost	(368,933)	(324,616)	(244,429)	(225,965)
Consumable materials	(288,876)	(244,131)	(233,981)	(195,593)
Maintenance cost (services and materials)	(273,083)	(268,380)	(231,023)	(234,001)
Outsourced services	(494,998)	(368,923)	(172,550)	(167,460)
Depreciation, amortization and depletion	(285,171)	(214,613)	(218,603)	(170,148)
Other (*)	(221,472)	(359,543)	(89,108)	(248,056)
	(3,067,413)	(2,474,139)	(2,032,709)	(1,881,656)

Classified as:
Cost of sales and/or services	(2,752,606)	(2,232,828)	(1,887,154)	(1,726,681)
Selling expenses	(180,995)	(120,002)	(68,204)	(81,102)
General and administrative expenses	(133,812)	(121,309)	(77,351)	(73,873)
	(3,067,413)	(2,474,139)	(2,032,709)	(1,881,656)

(*) Included increased/reduction in finished goods and in work in process.

25.   OTHER OPERATING INCOME (EXPENSES)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

		Consolidated		Parent Company
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Other operating expenses
Taxes and fees	(10,763)	(11,270)		(855)
Provision for contingencies and net losses on reversals	(24,482)	(37,628)	(16,703)	(50,589)
Contractual and nondeductible fines	(7,972)	(32,894)	(8,799)	(39,405)
Fixed cost of equipment stoppages	(8,321)	(9,301)	(6,707)	(8,797)
Write-off of obsolete assets	(13,590)	(15,137)	(6,516)	(9,040)
Expenses on studies and project engineering	(12,265)	(6,379)	(11,626)	(6,379)
Pension plan (Note 29 c)	(17,389)	(16,428)	(16,243)	(15,345)
Healthcare plan (Note 29 d)	(7,786)	(8,007)	(7,776)	(8,004)
Other expenses	(22,193)	(3,984)	(21,230)	(5,169)
	(124,761)	(141,028)	(95,600)	(143,583)

Other operating income
Adjustment to present value - taxes and contributions		2,640		2,640
Indemnities	436	680	460	495
Rentals and leases	856	2,563	856	825
Reversal of provisions	1,171	3,808	25,011
Other income	10,221	5,894	1,602	849
	12,684	15,585	27,929	4,809
Other operating (expenses) income	(112,077)	(125,443)	(67,671)	(138,774)

26.   FINANCE INCOME (EXPENSES)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

		Consolidated	Parent Company
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Finance costs:
Borrowings and financing - foreign currency	(158,218)	(180,575)	(21,729)	(23,368)
Borrowings and financing - local currency	(440,264)	(268,418)	(339,851)	(202,214)
Related parties	(99,096)	(95,713)	(354,245)	(435,511)
Capitalized interest	102,526	70,868	67,011	46,523
PIS/COFINS on other income	(274)	(292)	(274)	(292)
Losses on derivatives (*)	(3,519)	(5,254)	(3,519)	(5,254)
Interest, fines and late payment charges	(47,268)	(42,020)	(45,053)	(39,133)
Other finance costs	(36,812)	(42,775)	(27,002)	(32,738)
	(682,925)	(564,179)	(724,662)	(691,987)
Finance income:
Related parties	1,777	19,181	5,520	35,327
Income from short-term investments	66,010	99,417	6,088	11,233
Other income	39,798	20,484	35,179	14,866
	107,585	139,082	46,787	61,426
Inflation adjustments:
- Assets	1,838	739	350	722
- Liabilites	(19,620)	(3,042)	2,371	(2,523)
	(17,782)	(2,303)	2,721	(1,801)
Exchange gains (losses):
- On assets	(220,129)	(264,292)	(49,358)	(18,937)
- On liabilities	208,658	286,177	223,283	180,370
- Exchange gains (losses) on derivatives (*)	(23,568)	(112,921)
	(35,039)	(91,036)	173,925	161,433
Inflation adjustment and exchange gains (losses), net	(52,821)	(93,339)	176,646	159,632

Finance costs, net	(628,161)	(518,436)	(501,229)	(470,929)

(*) Statement of gains and losses on derivative transactions
CDI to USD swap	(16,852)	(96,791)
EUR to USD swap	(5,423)	(11,548)
Other	(1,293)	(4,582)
	(23,568)	(112,921)
Libor to CDI swap	(3,519)	(5,254)	(3,519)	(5,254)
	(3,519)	(5,254)	(3,519)	(5,254)
	(27,087)	(118,175)	(3,519)	(5,254)

27.   SEGMENT INFORMATION

According to the Company’s structure, its businesses are distributed into five (5) operating segments. Accordingly, we analyzed our information by segment as follows.

•          Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic packaging and galvanized steel, with operations in Brazil, the United States, Portugal and Germany. This segment supplies the following markets: construction, steel packaging for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic packaging.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen, a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction and has an installed production capacity of 1.1 million metric tons of steel/year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

For 2013, it is slated to begin production of long steel products. The initial production slated, of 500,000 metric tons per year, will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high added value in the steel chain.

•          Mining

This segment encompasses the activities of iron ore and tin mining. The high-quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, that produces high quality iron ore, as well as the Company’s subsidiary Nacional Minérios S.A. (Namisa), which has its own mines, also of excellent quality, and also sells third party iron ore. Furthermore, CSN also owns Estanho de Rondônia S.A. (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro. Coal and coke imports are carried out through this terminal.

•          Logistics

i. Railroad

 CSN has equity interests in two railroad companies: MRS Logística S.A., which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística S.A., which operates the former Northeast Network of RFFSA in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are based on the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill is carried by MRS, as is part of the steel produced by CSN for the domestic market and for export.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (or Cosipa) and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s exports to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

b) Transnordestina Logística

Together, CSN and the federal government will be making investments for implementation of the Transnordestina Project for construction of around 1,728 km of new lines. The work on this project, slated for conclusion in 2013, further includes complementing and renewing part of the infrastructure (or lines) of the concession held by Transnordestina Logística, which will be expanded from the nearly 2,600 kilometers of track presently operating to around 4,300 kilometers.

Transnordestina Logística S.A. has a 30-year concession granted in 1998 to operate the Northeastern Brazil railroad system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.  Moreover, it links up the main ports in the region, thus providing an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The project underway will increase the transportation capacity of Transnordestina Logística 20-fold, bringing it up the level of the most modern railroads in the entire world.

With its new configuration, Transnordestina will become the best logistics option for export of grains through the Pecém and Suape ports, as well as other solid bulk cargos such as iron ore from the Northeast Region, playing an important role in the region’s development.

ii. Ports

The Port logistics segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship-owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 480 thousand containers and 30 million metric tons per year of bulk cargo.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental to its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds of 17.9% of the capital; and a thermoelectric cogeneration Central Unit with rated capacity of 238 MW, which has been operating at the UPV since 1999. For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•       Cement

The cement division consolidates the Company’s cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces.  In 2011, the clinker used in cement production was acquired from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

								3/31/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Revenues and expenses
Metric tons (thou.) - (not reviewed) (*)	1,304,205	5,215,831				465,742
Revenues
Domestic market	1,935,455	143,532	32,615	248,268	54,748	86,751	(119,774)	2,381,595
Foreign market	463,679	1,050,465						1,514,144
Cost of sales and services	(2,005,711)	(574,179)	(20,092)	(175,050)	(32,344)	(65,390)	120,160	(2,752,606)
Gross profit	393,423	619,818	12,523	73,218	22,404	21,361	386	1,143,133
Selling and administrative expenses	(115,634)	(76,495)	(5,013)	(21,647)	(5,575)	(18,851)	(71,592)	(314,807)
Depreciation	188,043	46,321	1,543	36,134	4,377	5,352	3,401	285,171
Adjusted EBITDA	465,832	589,644	9,053	87,705	21,206	7,862	(67,805)	1,113,497

								3/31/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Sales by geographical area
Asia		796,279						796,279
North America	130,710							130,710
Latin America	34,532							34,532
Europe	293,454	254,186						547,640
Other	4,983							4,983
Foreign market	463,679	1,050,465						1,514,144
Domestic market	1,935,455	143,532	32,615	248,268	54,748	86,751	(119,774)	2,381,595
TOTAL	2,399,134	1,193,997	32,615	248,268	54,748	86,751	(119,774)	3,895,739

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

								3/31/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Revenues and expenses
Metric tons (thou.) - (not reviewed) (*)	1,219,991	5,124,276				328,852
Revenues
Domestic market	1,965,369	194,585	36,725	232,090	28,897	62,569	(79,428)	2,440,807
Foreign market	339,296	1,014,931					(6,026)	1,348,201
Cost of sales and services	(1,635,156)	(435,826)	(20,684)	(145,443)	(9,906)	(49,281)	63,468	(2,232,828)
Gross profit	669,509	773,690	16,041	86,647	18,991	13,288	(21,986)	1,556,180
Selling and administrative expenses	(117,592)	(18,021)	(4,192)	(20,230)	(6,068)	(11,604)	(63,604)	(241,311)
Depreciation	140,853	36,153	1,406	25,794	5,626	3,820	961	214,613
Adjusted EBITDA	692,770	791,822	13,255	92,211	18,549	5,504	(84,629)	1,529,482

								3/31/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Sales by geographical area
Asia	1,084	935,255						936,339
North America	120,082							120,082
Latin America	28,091							28,091
Europe	185,338	79,676						265,014
Other	4,701						(6,026)	(1,325)
Foreign market	339,296	1,014,931					(6,026)	1,348,201
Domestic market	1,965,369	194,585	36,725	232,090	28,897	62,569	(79,428)	2,440,807
TOTAL	2,304,665	1,209,516	36,725	232,090	28,897	62,569	(85,454)	3,789,008

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

The adjusted EBITDA consists of profit for the year plus net finance income (costs), income tax and social contribution, depreciation and amortization, and other operating income (expenses), which are deducted because they refer mainly to non-recurring items of the operation.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The Company’s executive officers use Adjusted EBITDA as a tool to measure the recurring operating cash generation capacity, as well as a means for allowing it to make comparisons with other companies.

	3/31/2012	3/31/2011
Adjusted EBITDA	1,113,497	1,529,482
Depreciation	(285,171)	(214,613)
Other operating income (expenses) (Note 25)	(112,077)	(125,443)
Finance costs (Note 26)	(628,161)	(518,436)
Profit before taxes	88,088	670,990
Income tax and social contribution (Note 9)	4,547	(55,295)
Profit for the period	92,635	615,695

28.   EARNINGS PER SHARE (EPS)

Basic earnings per share:

Basic earnings per share have been calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year (after the stock split), excluding the common shares purchased and held as treasury shares, as follows:

		Consolidated		Parent Company
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
	Common shares		Common shares
Profit for the period
Attributed to owners of the Company	110,694	617,519	110,694	617,519
Attributed to non-controlling interests	(18,059)	(1,824)
Weighted average numebr of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted earnings per share	0.07592	0.42355	0.07592	0.42355

29.   EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), which is a private non-profit pension fund established in July 1960. The members of CBS are employees—and former employees—of the Company and some subsidiaries that joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is comprised of a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of 10 members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, and called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date were only entitled to join the new Mixed Plan. In addition, all active employees who were participants of the old defined benefit plans had the opportunity to switch to the new Mixed Plan.

As of March 31, 2012 CBS had 32,378 participants (31,482 as of December 31, 2011), of whom 17,530 were active contributors (16,603 as of December 31, 2011), 9,663 were retired employees (9,705 as of December 31, 2011), and 5,185 were related beneficiaries (5,174 as of December 31, 2011). Out of the total participants as at March 31, 2012, 13,661 belonged to the defined benefit plan and 18,717 to the mixed plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government bonds), federal securities indexed to inflation, shares, loans and real estate. As of March 31, 2012 CBS held 12,788,231 common shares of CSN (12,788,231 common shares as of December 31, 2011). The total plan assets of the entity amounted to R$3.9 billion as of March 31, 2012 (R$3.8 billion as of December 31, 2011). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

a.      Description of the pension plans

Plan covering 35% of average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Supplementary average salary plan

This plan began on November 1, 1977 and is a defined benefit plan,  aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis.  As in the 35% plan, there is coverage for the benefits of sick pay, death and pension.  This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the fund generating the benefit (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan.

CBSPrev Namisa plan

This plan began on January 6, 2012 and is a defined contribution plan, with a small portion of defined benefit. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) a percentage of up to 25% in a bullet payment and the remaining balance through a monthly income through a percentage applied to the fund generating the benefit, or (b) receive only a monthly income through a percentage applied to the fund generating the benefit.

b.      Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities, based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

The investment plan is reviewed annually and approved by the Decision-Making Board considering a 5-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

c.      Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the interim financial statements pursuant to CPC 33 and IAS 19 Employee Benefits.

		Consolidated
	3/31/2012	12/31/2011
Obligations recognized in the balance sheet
Pension plan benefits	11,673	11,673
Post-employment healthcare benefits	457,377	457,377
	469,050	469,050

The reconciliation of employee benefits’ assets and liabilities is as follows:

12/31/2011
Present value of defined benefit obligations	(2,153,649)
Fair value of plan assets	2,384,450
(Deficit)/surplus	230,801
Restriction to actuarial assets due to recovery limitation	(174,926)
(Liabilities)/assets, net	55,875
Liabilities	(11,673)
Assets (*)	67,548
Net (liabilities)/assets recognized in the balance sheet	(11,673)

Changes in the present value of defined benefit obligation during 2011 are as follows:

12/31/2011
Present value of obligations at the beginning of the year	1,982,556
Cost of services	5,579
Interest cost	202,242
Benefits paid	(178,403)
Actuarial loss/(gain)	141,675
Other
Present value of obligations at the end of the year	2,153,649

Changes in the fair values of plan assets during 2011 are as follows:

12/31/2011
Fair value of assets at the beginning of the year	2,316,018
Expected return on plan assets	260,163
Sponsors' contributions	67,709
Participants' contributions
Benefits paid	(178,402)
Actuarial (gains) losses	(81,038)
Fair value of plan assets at the end of the year	2,384,450

The amounts recognized in the income statement for the year ended December 31, 2011 are comprised as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

12/31/2011
Cost of current services	(5,579)
Interest cost	(202,242)
Expected return on plan assets	260,163
Sponsors' contributions transferred in prior year	67,710
120,052
Total unrecognized revenue (*)	103,678
Total (cost)/revenue recognized in the income statement	16,374
Total (costs)/revenues, net	120,052

(*) The Company did not recognize in its balance sheet the asset and the balancing items thereto resulting from the actuarial valuation of surplus plans because there is no clear evidence of its realization, in accordance with paragraph 59 (c) of CPC 33 and IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

Changes in actuarial gains and losses in 2011 are as follows:

12/31/2011
Actuarial gains and (losses)	(222,712)
Restriction due to recovery limitation	105,655
(117,057)
Actuarial gains and (losses) recognized in other comprehensive income	(28,048)
Unrecognized actuarial gains/(losses) (*)	(89,009)
Total cost of actuarial (gains) and losses	(117,057)

(*) The actuarial loss results from the fluctuation in the investments that form CBS’s asset portfolio.

The history of actuarial gains and losses is as follows:

	12/31/2011	12/31/2010	12/31/2009	01/01/2009 (**)
Present value of defined benefit obligations	(2,153,649)	(1,982,556)	(1,731,767)	(1,415,029)
Fair value of plan assets	2,384,450	2,316,018	2,160,158	1,396,350
Surplus	230,801	333,462	428,391	(18,679)
Experience adjustments to plan obligations	141,675	225,341	287,146
Experience adjustments to plan assets	(81,038)	40,669	664,341

The main actuarial assumptions used were as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

12/31/2011
Actuarial financing method	Projected unit credit
Functional currency	Real (R$)
Recognition of plan assets	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded
Discount rate	10.46%
Inflation rate	4.6%
Nominal salary increase rate	5.65%
Nominal benefit increase rate	4.6%
Rate of return on investments	11.52% - 12.24%
General mortality table	AT 2000 segregated by gender
Disability table	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%
Turnover table	2% p.a. millennium plan, nil for defined benefit plans
Retirement age	100% on first date he/she becomes eligible for programmed retirement benefit under plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees retiring at the age of 65, as shown below.

12/31/2011
Longevity at age of 65 for current participants
Male	19.55
Female	22.17

Allocation of plan assets:

		12/31/2011
Variable income	360,958	15.14%
Fixed income	1,756,831	73.68%
Real estate	190,756	8.00%
Other	75,905	3.18%
Total	2,384,450	100.00%

Expected long-term return on plan assets:

12/31/2011
Variable income	18.05%
Fixed income	10.53%
Real estate	10.34%
Other	10.34%
Total	11.78%

The actual return on plan assets was R$179,126 as of December 31, 2011.

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Certificates of Interbank Deposit (“CDI”) and National Treasury Notes (“NTN-B”).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the defined benefit plans, the expense as of March 31, 2012 was R$17,389 (R$16,428 as of March 31, 2011).

For the mixed plan, which has defined contribution components, the expense as of March 31, 2012 was R$6,587 (R$5,879 as of March 31, 2011).

d.      Expected contributions

Expected contributions of R$69,244 will be paid to defined benefits plans in 2012.

For the mixed supplementary benefit plan, which includes defined contribution components, expected contributions of R$27,500 will be paid in 2012.

POST-EMPLOYMENT HEALTH CARE PLAN

Refer to a healthcare plan created on December 1, 1996 exclusively for retired former employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their related dependents. Since then, the healthcare plan has not permitted the inclusion of new beneficiaries.  The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional - CBS.

The amounts recognized in the balance sheet were determined as follows:

	3/31/2012	12/31/2011
Present value of obligations	457,377	457,377
Liabilities	457,377	457,377

The reconciliation of liabilities for healthcare benefits is as follows:

12/31/2011
Actuarial liabilities at the beginning of the year	367,839
Interest on actuarial obligation	39,616
Sponsors' contributions transferred in prior year	(34,653)
Recognition of (gain)/loss for the year	84,575
Actuarial liabilities at the end of the year	457,377

For the post-employment healthcare benefit plan, the expense as of March 31, 2012 was R$7,786 (R$8,007 as of March 31, 2011).

The actuarial gains and losses recognized in equity are as follows:

12/31/2011
Actuarial loss on obligation	84,575
Loss recognized in equity	84,575

The history of actuarial gains and losses is as follows:

	12/31/2011	12/31/2010	12/31/2009	01/01/2009 (**)
Present value of defined benefit obligation	(457,377)	(367,839)	(317,145)	(296,608)
(Deficit)/surplus	(457,377)	(367,839)	(317,145)	(296,608)
Experience adjustments to plan obligations	84,575	48,301	17,232	9,023

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

(**) IAS 19/CPC33 require disclosure of the history for five (5) years, although this does not have to be retrospectively applied for a first-time adopter of IFRS/CPC.

The impact on a one-percent change in the assumed trend rate of the healthcare cost is as follows:

	12/31/2011
	Increase	Decrease
Effect on total cost of current service and finance cost
Effect on defined benefit obligation	42,032	(35,916)

The actuarial assumptions used for calculating postemployment healthcare benefits were:

12/31/2011
Biometric
General mortality table	AT 2000 segregated by gender
Turnover	N/A
Household	Actual household

Financial	12/31/2011
Actuarial nominal discount rate	10.46%
Inflation	4.6%
Increase in medical cost due to age	4.6%
Nominal growth rate of medical service costs	2.31%
Average medical cost	299.69

30.   COMMITMENTS

a.      Take-or-pay contracts

As of March 31, 2012, the Company was a party to take-or-pay contracts as shown in the following table:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

			Payments in the period
Concessionaire	Type of service	Agreement terms and conditions	2011	2012	2012	2013	2014	2015	After 2015	Total
MRS Logística	Iron ore transportation	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	20,545	39,999	132,044	176,058	176,058	176,058	88,029	748,247

MRS Logística	Steel products transportation	Transportation of at least 80% of annual volume agreed with MRS.		18,113	44,072	58,762	58,762	58,762	24,484	244,842

MRS Logística	Iron ore, coal and coke transportation	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.		269	66,706					66,706

FCA	Mining products transportation	Transportation of at least 1,900,000 metric tons per year.	247		47,314	63,085				110,399

FCA	FCA railway transportation of clinker to CSN Cimentos	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.		2,268	20,203	26,937	26,937	26,937	116,727	217,741

ALL	Railway transportation of steel products	Rail transportation of at least, 20,000 metric tons of steel products monthly, which can vary 10% up or down, originated at the Água Branca Terminal in São Paulo for CSN PR in Araucária, State of Paraná.	2,727	2,866	1,180					1,180

White Martins	Supply of gas (oxygen, nitrogen and argon)	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.		29,828	70,205	93,606	93,606	93,606	93,606	444,629

CEG Rio	Supply of natural gas	CSN undertakes to buy at least 70% of the monthly natural gas volume.	93,107	124,160	200,331					200,331

Vale S.A	Supply of iron ore pellets	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	76,054	89,972	95,640	127,521	85,014			308,175

Compagás	Supply of natural gas	CSN undertakes to buy at least 80% of the monthly natural gas volume contracted with Compagás.	3,001	3,736	10,528	14,038	14,038	14,038	126,342	178,984

COPEL	Power supply	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	2,769		5,616	7,487	7,487	7,487	39,934	68,011

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge c oncentration plant.	1,358	2,154	5,306	7,074	7,074	7,074	51,283	77,811

Harsco Metals	Processing of slag generated during pig iron and steel production	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	10,381	11,005	22,500	30,000	15,000			67,500

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	9,201	10,555	24,243	18,856				43,099

			219,390	334,925	745,888	623,424	483,976	383,962	540,405	2,777,655

b.      Concession arrangements

Minimum future payments related to government concessions as of March 31, 2012 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	2012	2013	2014	2015	After 2015	Total

MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	60,129	80,171	80,171	80,171	821,757	1,122,399

Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	4,857	6,476	6,476	6,476	73,931	98,216

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	83,996	117,913	125,922	125,922	881,455	1,335,208

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	16,597	22,129	22,129	22,129	221,293	304,277

		165,579	226,689	234,698	234,698	1,998,436	2,860,100

31.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Importation, Exportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

In 2011, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from March 23, 2011 to March 22, 2012, which had its term extended for the period from March 23, 2012 to June 30, 2012.  Under the insurance policy, the LMI (Maximum Limit of Indemnity) is R$850,000 and covers the following units and subsidiaries of the Company: Usina Presidente Vargas, Mineração Casa de Pedra, Mineração Arcos, CSN Paraná, CSN Porto Real, Terminal de Cargas TECAR, Terminal TECON, NAMISA and CSN Cimentos. CSN takes responsibility for a range of retention of R$170,000 in excess of the deductibles for property damages and loss of profits and co-participates with 53.55% of the risks exceeding this amount. The Company plans to reduce the co-participation.

In view of their nature, the risk assumptions adopted are not part of the scope of a review of interim financial statements and, accordingly, were not reviewed by our independent auditors.

32.   ADDITIONAL INFORMATION TO CASH FLOWS

		Consolidated		Parent Company
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Deferred income tax and social contribution paid	4,190	13,583		6,337
Addition to PP&E with interest capitalization	102,526	70,868	67,011	46,523
Purchase of PP&E without increasing cash			373,673
	106,716	84,451	440,684	52,860

33.   EVENTS AFTER THE REPORTING PERIOD

•           CADE

On April 11, 2012, the CADE (Brazilian antitrust agency) issue a cautionary measure restricting the Company, but not limited to, acquiring more shares of Usiminas or exercising the voting rights of shares it already holds. The Company is analyzing alternatives to preserve CSN rights.

•           Annual Shareholders’ Meeting (ASM)

At the Annual Shareholders’ Meeting held on April 27, 2012, the shareholders approved the allocation of the Company’s profit for the year ended December 31, 2011 and the allocation of the unrealized earnings reserve, as follows:

•       Payment of dividends amounting to R$1,200,000, corresponding to R$0.82306 per share;

•       Capital increase amounting to R$2,859,053;

•       Recognition of a statutory reserve amounting to R$3,426,336.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2012, which comprises the balance sheet as of March 31, 2012 and the related income statement and statement of comprehensive income for the three-month period then ended and the statement of changes in equity and statement of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (“DVA”), for the three-month period ended March 31, 2012, prepared under the responsibility of the Company's management, the presentation of which is required by the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Interim Financial Information (ITR), and  considered as supplemental information for IFRS that does not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2012 – CIA SIDERURGICA NACIONAL

Version: 1

Review of individual and consolidated interim financial information for the three months ended March 31, 2011 and audit of individual and consolidated financial statements for the year ended December 31, 2011

The amounts for the three months ended March 31, 2011, presented for comparison purposes, were previously reviewed by other independent auditors, whose report, without qualification, was issued and dated on May 3, 2011. The amounts for the year ended December 31, 2011, presented for comparison purposes, were previously audited by other independent auditors, whose report, without qualification, was issued and dated on March 26, 2012.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 4, 2012

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 22, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.